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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2003
Commission File Number: 000-49605

Commander Resources Ltd.
(Formerly Major General Resources Ltd.)
(Name of Registrant)

1550 – 409 Granville Street, Vancouver, B.C. V6C 1T2
(Address of principal executive offices)

1. Material change reports and news releases, 4-28,4-29 and 4-30
2. Annual Information Form, October 29

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.
Commander Resources Ltd..
510 – 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2: Date of Material Change

State the date of the material change.   October 12, 2004

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.
October 12, 2004
Vancouver Stockwatch
Market News Service

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander has entered into a Purchase and Royalty Agreement with John Robins to acquire 50% interest in the Abe and Pal properties, British Columbia, bringing Commander's ownership to 100%.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Reference is made to Item 4 above and to the Company's News Release #04-28 a copy of which is attached hereto as Schedule "A".

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85 (3) of the Act and Part 3.4 of the SEDAR Filer Manual.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting ".

There is no material information which has been omitted from the report in reliance upon Section 85(3) of the Securities Act.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

Contact: Kenneth E. Leigh
President
(604) 685-5254

Item 9: Statement of Senior Officer

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein."

Also include the date and place of making the statement.

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 14th day of October, 2004.

COMMANDER RESOURCES LTD.

"*Kenneth Leigh*"

Kenneth E. Leigh
President

cc: TSX Venture Exchange



COMMANDER RESOURCES LTD.

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8

Tel. (604) 685-5254

Fax: (604) 685-2814

Date: October 12, 2004
TSX Venture Exchange: CMD
Shares Issued: 26,698,783
News Release
#04-28

COMMANDER INCREASES OWNERSHIP TO 100% IN B.C. PORPHYRY CU-AU PROPERTIES

COMMANDER RESOURCES LTD. (CMD-TSX Venture) has entered into a Purchase and Royalty Agreement with John Robins whereby John Robins has agreed to sell to Commander its 50% interest in the ABE and PAL porphyry copper-gold mineral properties located within the Quesnel Trough approximately 100 kilometres south of the Kemess Cu-Au Mine within the Omineca Mining District, British Columbia. With the purchase of Robin's 50% interest, Commander owns 100% interest in the properties.

The Abe and Pal properties are located in the extensive alkalic copper-gold porphyry belt 100 kilometres south of the large Kemess copper-gold mine. Both properties are underlain by volcanic and intrusive rocks similar to the hosts of the Kemess mineralization.

With the recent strong increase of copper and gold prices, porphyry style mineralization represents excellent targets for very large polymetallic mineral deposits. By increasing its ownership to 100% in these properties at this time, the company has the potential to add significant future value to the shareholder base.

The Abe property consists of 12 claims covering 150 claim units or 37.5 square kilometres. Previous work outlined a 3.5 square kilometre copper soil anomaly exceeding 200 ppm copper within which a one square kilometre area exceeds 800 ppm copper. This copper anomaly is partly overlapped by a one square kilometre gold soil anomaly within which several smaller areas exceed 1,000 ppb (1 g/t) gold. These areas are underlain by an extensive induced polarization anomaly which is indicative of sulphide mineralization. In the mid 1990's, 10 shallow drill holes averaging less than 100 metres encountered widespread, low grade copper-gold mineralization in an alteration assemblage indicating a distal location from the centre of a porphyry system. This shallow drilling covered only a small portion of the geochemical and geophysical anomalies. Further drill testing here is warranted. Prospecting samples located in 1992 in fracture and shear zones assayed up to 2.3% Cu and 14,000 ppb (14 g/t) gold.

Separate from the copper-gold zones, a one square kilometre molybdenum soil anomaly is located 1-2 kilometres to the west. Historic values up to 0.14% Mo in angular float were located in this anomaly. Molybdenum prices have recently risen to a 20 year high.

The Pal property consists of 4 claims covering 80 units or 20 square kilometres. Wide spaced geochemical and geophysical work in the early 1990's outlined an irregular, 0.5 square kilometre soil copper geochemical anomaly with values up to 600 ppm Cu associated with a number of anomalous gold values up to 300 ppb Au. Geophysical work shows a wide induced polarization anomaly extending beyond the geochemical signatures. Infill geochemical and geophysical work are necessary prior to developing a drill proposal.

In consideration of the purchase, Commander will issue 70,000 units of Commander consisting of one common share and one-half of one purchase warrant. Each full warrant entitles Robins to purchase one common share of Commander at a price of $0.70 per share, exercisable for a period of one year. In addition, Robins retains a 1% NSR in the properties and will participate in certain cash/share considerations received from the future sale or option of the properties to a third party.

Prior to this agreement, the properties were governed by the "Takla Joint Venture Agreement" dated September 17, 1990 in which Commander (previously Major General Resources Ltd.) owned a 50% interest and the "Hunter Exploration Group" owned a 50% interest. Robins is the successor in title to all parties comprising the Hunter Exploration Group. With the completion of this agreement, the Takla Joint Venture Agreement is terminated.

The agreement is subject to the approval of the TSX Venture Exchange.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold camp on Baffin Island and advanced nickel projects in Labrador. The company holds 1.72 million shares of Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth Leigh
President and CEO

For further information, please call: Commander Resources Ltd.
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254
Toll Free in Canada/U.S. at 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.
Commander Resources Ltd..
510 – 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2: Date of Material Change

State the date of the material change.   October 14, 2004

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.
October 14, 2004
CCN Mathews Wire Service

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander reports drill results for Holes 04-30 through 04-39 on the Malrok Prospect, Baffin Island Gold Project, Nunavut.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Reference is made to Item 4 above and to the Company's News Release #04-29 a copy of which is attached hereto as Schedule "A".

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85 (3) of the Act and Part 3.4 of the SEDAR Filer Manual.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting ".

There is no material information which has been omitted from the report in reliance upon Section 85(3) of the Securities Act.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

Contact: Kenneth E. Leigh
                   President
                   (604) 685-5254

Item 9: Statement of Senior Officer

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein."

Also include the date and place of making the statement.

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 14th day of October, 2004.

COMMANDER RESOURCES LTD.

"*Kenneth Leigh*"

Kenneth E. Leigh
President

cc: TSX Venture Exchange



COMMANDER RESOURCES LTD.

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8

Tel. (604) 685-5254

Fax: (604) 685-2814

October 14, 2004
TSX Venture Exchange: CMD
Shares Issued: 26,698,783
News Release
#04-29

DRILLING EXTENDS AND OPENS GOLD ZONE AT MALROK, BAFFIN ISLAND

COMMANDER RESOURCES LTD. (CMD-TSX Venture) is pleased to announce final drill results from the Malrok Prospect Area, one of the gold prospects on the 140 kilometre trend of iron formation being explored as part of the Baffin Island Gold Project, Nunavut.

Results for holes 04-30 to 04-39 are reported here. The latest results include the thickest mineralized interval intersected at Malrok to date and several high grade gold values which together open up down dip and strike extensions.

Hole 04-38, drilled down dip from previously announced high grade holes 04-4 and 04-5, cut 4.46 g/t Au over 9.14 metres, including a 3.0 metre interval grading 7.94 g/t Au and a 1.5 metre interval grading 12.70 g/t Au. This nine-metre mineralized interval, cut at a depth of about 59 metres, is the thickest intersected at Malrok and extends the gold mineralization at least 200 metres down-dip from the exposed high grade surface showings in the discovery area (refer to drill plan and section on the company's website). http://commanderresources.com/gold/NR29/pop_2Rpx2big2.htm

Holes 04-30 and 04-32 were drilled southeast from holes 04-29 and 04-28, respectively, to test the possibility for structural controls related to mineralized quartz vein trends on surface. Both holes intersected two stacked gold-bearing iron formations intersecting modest gold values over narrow widths in both the upper and lower iron formation. Hole 04-30 cut 13.57 g/t Au over 0.5 metres within a 2 metre wide zone grading 4.35 g/t Au at a depth of 76 metres in the lower iron formation and hole 04-32 intersected modest gold values over narrow widths in both iron formations.

The higher-grade gold results in hole 04-38 and previously reported holes 04-04, 04-05, 04-22 and 04-23 within a lower grade gold zone indicates the possibility for an area or trend of structural thickening where higher gold concentrations may be found. Only six holes have been drilled south of 04-38 including 04-29 (12.10 g/t Au / 3.3 metres). No drilling has been completed down-dip to the east or further along strike to the southeast leaving the mineralized system and potential for high grade sections open.

Step-out drilling in holes 04-33 to 04-36 up to 600 metres northeast of the discovery area identified a possible new area of mineralization returning modest gold values over narrow widths in 04-34 and 04-35. These two holes are 200 metres apart and almost 200 metres up-dip from hole 04-25 which intersected 2.69 g/t Au over a 2.5 metre interval (previously reported). The iron formation in this area ranges from 3 to 10 metres in thickness and has received only limited drill testing. The trend continues to the east where it has not been evaluated and potential may exist for higher grade sections.

Holes 04-37 and 04-39 were drilled down dip from lower grade holes 04-24 and 04-10 oriented to test an east-west structural trend indicated by quartz veining on surface. Both holes intersected anomalous but low gold values in the Bravo Iron Formation.

Hole 04-31 tested a strong Electromagnetic geophysical feature to the south of the main trend and encountered barren massive sulphides associated with black shale approximately 100 metres stratigraphically below the Bravo Iron Formation.

Selected Malrok Drilling Results

Hole Number	From (m)	To (m)	Interval Width (m)	Gold Grade (g/t)
(1)MND-04-03	18.00	19.42	1.42	7.06
(1)MND-04-04	23.00	29.00	6.00	9.15
Including	24.00	27.00	3.00	15.12
(1)MND-04-05	24.10	28.33	4.23	8.41
Including	26.00	28.33	2.33	12.07
(1)MND-04-22	16.50	19.30	2.80	6.76
Including	18.66	19.28	0.62	16.81
(1)MND-04-23	7.00	8.50	1.50	11.49
Including	7.00	7.50	0.50	30.80
(1)MSD-04-29	21.86	25.16	3.30	12.10
Including	21.86	22.16	0.30	38.30
and Including	24.66	25.16	0.50	18.78
MSD-04-30 (lower IF)	76.11	78.11	2.00	4.35
Including	76.61	77.11	0.50	13.57
MSD-04-32 (upper IF)	44.90	45.90	1.00	5.44
MND-04-34	63.00	64.00	1.00	5.86
(2)MND-04-35	62.90	63.90	1.00	5.61
MND-04-38	58.78	67.92	9.14	4.46
Including	62.78	65.78	3.00	7.94
Including	64.28	65.78	1.50	12.70

(1) Previously reported   MND=Malrok North; MSD=Malrok South
True thickness is 80-90% of drilled width. For holes 04-30 and 32, true thickness is 70% of drilled width.
(2) hole 04-35 was lost in the iron formation

Drilling at Malrok in 2004 totalled 3,617 metres in 39 shallow diamond drill holes. The 2004 program represents the first drilling ever completed on the belt and confirms the potential of the Bravo Iron Formation to host near-surface high grade gold mineralization. At Malrok, gold is observed as visible free grains disseminated within garnet and amphibole minerals in the higher grade intersections. Due to the presence of coarse free gold, collection of larger samples from surface blast pits and the use of wider diameter drill core will be considered for the 2005 program.

Detailed locations of all Malrok drill holes and a complete table of assay results are on the Company's Website http://commanderresources.com/gold/NR29/pop_2Rpx2big2.htm. Results for 12 holes completed on the Ridge Lake Prospect, 30 kilometres east of Malrok and more than 1000 regional rock samples are awaited.

Structural thickening by folding was one of the major controls localizing high grade gold in iron formation hosted deposits such as Musselwhite in Ontario, Lupin in the Northwest Territories and Homestake in South Dakota. Structural, mineralogical and geochemical studies of the Malrok data are underway to identify the key features controlling the higher grade gold. As part of this work a three-dimensional computer model will be constructed of the Malrok prospect using detailed structural surface mapping and the drill hole data.   This information will be used to develop guidelines for drilling extensions next year and for prioritizing other gold prospects on the property.

The Qualified Person under National Instrument 43-101 for Commander Resources is Bernard H Kahlert, P.Eng.; the onsite Qualified Person running the Baffin Island project is Wesley Raven, P.Geo. Mr. Kahlert has reviewed and verified the results and content of this release.

Core sampling and Analytical Procedures

Individual drill core and channel samples are sealed in plastic sample bags and packed into 15-20 kg fibre bags, securely closed and shipped by air to Deer Lake, Newfoundland, where they are picked up by Eastern Analytical Services and trucked to their laboratory in Springdale, Nfld. All samples from the iron formation are coarsely ground with 250 gram splits pulverized to 150 mesh. A 30 gram pulp is then assayed by standard fire assay procedure. Samples from wall rocks surrounding the iron formation are crushed and pulverized as above, but only 15 grams are fire assayed for gold. 30 Element I.C.P. analyses are then completed for other metals and trace elements.
Due to the possibility of coarse free gold, all drill core samples exceeding 1.0 g/t Au are checked by the gravimetric assay procedure at Assayers Ltd. of Vancouver B.C. Laboratory performance is monitored by inserting duplicates and coarse field blanks into the sample stream.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold camp on Baffin Island and advanced nickel projects in Labrador. The company holds 1.72 million shares of Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth Leigh
President and CEO


For further information, please call: Commander Resources Ltd.
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254
Toll Free in Canada/U.S. at 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept
responsibility for the adequacy or accuracy of this news release.


This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

**BC FORM 53-901F
(Previously Form 27)**

Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.
Commander Resources Ltd..
510 – 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2: Date of Material Change

State the date of the material change.   October 27, 2004

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.
October 27, 2004
CCN Mathews Wire Service

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander reports drill results on Holes 04-01 through 04-12 on the Ridge Lake Gold Prospect, Baffin Island, Nunavut.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Reference is made to Item 4 above and to the Company's News Release #04-30 a copy of which is attached hereto as Schedule "A".

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85 (3) of the Act and Part 3.4 of the SEDAR Filer Manual.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting ".

There is no material information which has been omitted from the report in reliance upon Section 85(3) of the Securities Act.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

Contact: Kenneth E. Leigh
President
(604) 685-5254

Item 9: Statement of Senior Officer

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein."

Also include the date and place of making the statement.

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 27th day of October, 2004.

COMMANDER RESOURCES LTD.

"*Kenneth Leigh*"

Kenneth E. Leigh
President

cc: TSX Venture Exchange



COMMANDER RESOURCES LTD.

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8

Tel. (604) 685-5254

Fax: (604) 685-2814

October 27, 2004
TSX Venture Exchange: CMD
Shares Issued: 26,698,783
News Release
#04-30

RIDGE LAKE DRILLING CUTS 31.34 g/t Au; CHANNEL SAMPLE CUTS 107 g/t Au

Results of the first drill program at the Ridge Lake Gold Prospect, Baffin Island, Nunavut returned encouraging high grade gold intervals including 2.15 metres grading 17.48 g/t Au, and 1.50 metres grading 15.06 g/t Au from the central portion of the prospect area.

The Ridge Lake Prospect is a 3.5 kilometre long portion of the Bravo Iron Formation located 30 kilometres east of the Malrok Prospect. It is the second area to receive drill testing along the 140 kilometre long belt that is host to at least nine gold prospects. Results for more than 1000 regional channel and grab samples are awaited. Drill hole locations, selected drill sections and the complete assay table can be found on the Company's website. http://commanderresources.com/gold/ridge/NR30/pop_ridgeP.htm

The program was successful in confirming the gold potential of Ridge Lake by verifying surface sampling results and showing local thickening and structural complexity of the iron formation down-dip. Such structural complexity often results in thickening of mineralized zones and increased gold grades due to remobilization, an important characteristic of iron formation deposits such as Lupin, N.W.T., Musselwhite, Ontario and Homestake, South Dakota.

In addition, twenty new channel samples collected in the eastern portion of Ridge Lake returned some high grade gold assays including 107.10 g/t Au and 49.75 g/t Au over 0.60 metres and four channel samples grading 16.40 g/t Au to 38.70 g/t Au over lengths of 0.30 to 0.85 metres. The new channel samples were taken from a partially exposed highly contorted and thickened iron formation measuring 100 metres long and averaging 25 metres wide (refer to map on the Company's website) where channel sample results reported earlier in the season returned several high grade values including 53.6 g/t Au over 1.0 metre. This tightly refolded area could be part of a classical "knot" developed by complex structures similar to those at some known iron formation hosted gold deposits.

Twelve shallow NQ core holes were drilled in the central portion of the Ridge Lake prospect from six stations in three widely spaced target areas (separated by 450 metres and 600 metres) to follow-up surface channel sampling results (refer to location map on Company's website). Results from the limited drill program demonstrate the potential for high grade gold sections and extensions along-strike and down-dip from the drilled areas. These areas along with the balance of the remaining 3.5 km strike length, including the eastern portion, will be a high priority for further drill-testing.

Selected Ridge Lake Drill Results

Hole ID	East	North	Az (o)	Dip (o)	From (m)	To (m)	Length (m)	Gold Assay (g/t)
RLD-04-02	3001	7155	0	-60	67.05	69.20	2.15	17.48
including					68.05	69.20	1.15	31.34
RLD-04-08	3447	7190	0	-88	35.13	37.61	2.48	5.44
including					35.63	37.13	1.50	7.08
RLD-04-09	3050	7184	0	-50	28.68	30.18	1.50	15.06
including					29.18	29.68	0.50	30.35
RLD-04-10	3050	7184	0	-85	35.08	41.73	6.65	3.95
including					35.08	36.14	1.06	12.00
RLD-04-12	2404	7328	0	-50	38.33	39.54	1.21	3.84

True thickness is 85-90% of drilled thickness

Hole **RLD-04-02** intersected 31.34 g/t Au over a 1.15 metre width within a 2.15 metre interval grading 17.48 g/t Au starting at a drilled depth of 67.05 metres and intersecting the iron formation about 60 metres down-dip from a poorly exposed surface outcrop. The set-up was designed primarily to test the electromagnetic and magnetic geophysical trend which maps out the iron formation.

Fifty metres to the east of RLD-04-02, hole **RLD-04-09** intersected 1.50 metres grading 15.06 g/t Au and **RLD-04-10** intersected 1.06 metres grading 12.00 g/t Au in a 6.65 metre interval of iron formation grading 3.95 g/t Au. The iron formation intervals at a depth of less than 35 metres in holes RLD-04-09 and RLD-04-10 were encountered 35 metres and 60 metres, respectively, down-dip from surface channel samples that contained 19.70 g/t Au over 0.65 metres and 13.50 g/t Au over 0.20 metres (refer to section). Down-dip thickening of the iron formation is indicated in hole RLD-04-10.

In a large step-out, approximately 450 metres to the east of RLD-04-02, hole **RLD-04-08** intersected 3.50 metres of iron formation which returned 5.44 g/t Au over 2.48 metres including 1.5 metres assaying 7.08 g/t Au.

The intersection in hole RLD-04-08 is 25 metres down-dip from a thinner, low grade intersection in hole **RLD-04-07** (1.85 g/t Au over 0.41 m) and indicates a rapid thickening and grade increase down-dip in this area. Hole RLD-04-07 was drilled from the same collar as hole 04-08 at an angle of minus 50 degrees grid north.

Holes **RLD-04-11** and **RLD-04-12** were drilled as a large step-out, approximately 600 metres west of hole RLD-04-02, encountered narrow iron formation with 1.21 metres grading 3.84 g/t Au in RLD-04-12, 65 metres down-dip from iron formation outcrop. Hole 04-11 was a steeper cut from the same collar as hole 04-12 with no significant assay results. Though lower grade, only two holes have been drilled in this western area demonstrating down-dip extension to the gold-bearing iron formation in this location.

Holes **RLD-04-01** and **RLD-4-03** were drilled from the same set-up as RLD-04-02 at angles of minus 60 and minus 85 degrees, respectively. Hole RLD-04-01 was lost short of the target at a depth of 35 metres and hole RLD-04-03 intersected a fault-narrowed portion of the iron formation with low gold values.

Holes **RLD-04-04, 04-05** and **04-06**, drilled east of holes 04-07 and 04-08 did not encounter the Bravo Iron Formation due to what is believed to be structural complexities that will require more work to identify.

The eastern part of the Ridge Lake Prospect was not drilled in 2004 due to its complex nature and the need to complete detailed mapping first. Structural specialist K. V. Campbell, Ph.D., completed this mapping late in the season and is currently completing final interpretation. Drilling is planned for 2005.

The Qualified Person under National Instrument 43-101 for Commander Resources is Bernard H Kahlert, P.Eng.; the onsite Qualified Person running the Baffin Island project is Wesley Raven, P.Geo. Mr. Kahlert has reviewed and verified the results and content of this release.

Core sampling and Analytical Procedures

Individual drill core and channel samples are sealed in plastic sample bags and packed into 15-20 kg fibre bags, securely closed and shipped by air to Deer Lake, Newfoundland, where they are picked up by Eastern Analytical Services and trucked to their laboratory in Springdale, Nfld. All samples from the iron formation are coarsely ground with 250 gram splits pulverized to 150 mesh. A 30 gram pulp is then assayed by standard fire assay procedure. Samples from wall rocks surrounding the iron formation are crushed and pulverized as above, but only 15 grams are fire assayed for gold. 30 Element I.C.P. analyses are then completed for other metals and trace elements.

Due to the possibility of coarse free gold, all drill core samples exceeding 1.0 g/t Au are checked by the gravimetric assay procedure at Assayers Ltd. of Vancouver B.C. Laboratory performance is monitored by inserting duplicates and coarse field blanks into the sample stream.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold camp on Baffin Island and advanced nickel projects in Labrador. The Company holds 1.72 million shares of Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth Leigh
President and CEO


For further information, please call: Commander Resources Ltd.
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254
Toll Free in Canada/U.S. at 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

*The TSX Venture Exchange has not reviewed and does not accept
responsibility for the adequacy or accuracy of this news release.*




FORM 51-102F2
ANNUAL INFORMATION FORM ("AIF")

COMMANDER RESOURCES LTD.   (the "Issuer")
Corporate Name

October 29, 2004
Date of AIF

December 31, 2003
Date of Latest Financial Year End

Special note regarding forward-looking statements

This Annual Information Form may contain forward-looking statements that involve risks and uncertainties. When used in this Annual Information Form, the words "believe," "anticipates," "expects" and similar expressions are intended to identify such forward-looking statements. The Issuer's actual results may differ significantly from the results discussed, including proposed exploration programs, in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Item 5 - Description of the Business". Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Issuer's undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Item 2 – Table of Contents

Item 3 – Corporate Structure

3.1   Name, Address And Incorporation

The Issuer was incorporated on July 23, 1987 by the registration of its Memorandum and Articles pursuant to the provisions of the Company Act (British Columbia).

Subsequently, the following changes were made to the Issuer's Memorandum and Articles:

i)   Effective September 11, 1987 the Issuer's name was changed from No. 94 Sail View Ventures Ltd. to Major General Resources Ltd.; the authorized capital of the Issuer was increased from 10,000,000 common shares without par value to 20,000,000 shares without par value.

ii)   Effective January 5, 1994 the Issuer's authorized share capital was increased from 20,000,000 common shares without par value to 100,000,000 common shares without par value.

iii)   Effective May 3, 2002 the Issuer's name was changed from Major General Resources Ltd. to Commander Resources Ltd.; the authorized capital of the Issuer was consolidated on a three for one basis, reducing its authorized capital from 100,000,000 common shares without par value to 33,333,333.3 common shares without par value; the authorized share capital was increased from 33,333,333.3 common shares without par value to 100,000,000 common shares without par value and 25,000,000 reorganization shares without par value.

The Issuer's head office and its registered and records office is located at 510 – 510 Burrard Street, Vancouver, British Columbia V6C 3A8.

3.2   Intercorporate Relationships

The Issuer has no subsidiaries.

Item 4 - General Development of the Business

4.1   Three Year History

The Issuer is an exploration stage company engaged in the acquisition, exploration and development of prospective gold, nickel and base metal properties primarily in Canada. The Issuer is currently focusing its exploration activities on Baffin Island and to a lesser extent on properties in Labrador, Newfoundland, Ontario, British Columbia, New Brunswick and the Yukon Territory.

4.1.1 During the year ended December 31, 2001:

1. A total of 1,013,000 stock options were granted to directors and employees;

2. A total of 984,000 warrants were repriced to $0.10 and the expiry thereon was extended by one year to October 14, 2002.

3. An option payment of $35,000 was received by the Issuer from Hudson Bay Exploration & Development Company Ltd. regarding the Green Bay base metal property, Newfoundland.

4. On September 7, 2001, an option to earn a 50% interest in the Sarah Lake property, Labrador was granted to Falconbridge Limited. Falconbridge must spend $4,000,000 over five years.

5. The Issuer together with partners SouthernEra Resources Ltd. and International Diamond Syndicate concluded a letter agreement optioning the Misty Lake property, Northwest Territories to BHP Diamonds. BHP must complete a detailed geophysical survey as soon as practicable at its cost. BHP must drill up to 10 selected targets within two years. BHP will be immediately vested with a 35% interest if a kimberlite is encountered,

and may increase its interest in the property to 51% if it completes a 200 tonne mini-bulk test sample on any one kimberlite for diamond content and valuation.

4.1.2   During the year ended December 31, 2002:

1.   The Issuer received royalties revenue from Richmond Mines Inc. relating to the Hammerdown/Rumbullion Gold Deposit totalling $202,785.

2.   Two private placement financings were completed prior to consolidation for total gross proceeds of $1,160,000. Under the placements, 1,600,000 units at $0.10 per unit and 6,666,667 units at $0.15 per unit were issued. Each unit consisted of one common share and one share purchase warrant. The warrants were exercisable as to 1,600,000 shares at $0.10 per share to February 14, 2003 and 6,666,667 shares at $0.183 per share to February 28, 2003 and thereafter at $0.216 per share to February 28, 2004 (pre consolidation). Finders fees were paid in connection with the placements as to: 100,000 units consisting of one common share and one share purchase warrant exercisable at $0.10 per share to February 14, 2003; and 500,000 units consisting of one common share and one share purchase warrant exercisable to $0.183 per share to February 28, 2003 and thereafter at $0.216 per share to February 28, 2004 (pre consolidation).

3.   A total of 113,333 stock options were granted to employees and consultants as to 30,000 options priced at $0.23 exercisable to January 10, 2003, 33,333 options priced at $0.23 exercisable to January 10, 2007 and 50,000 options priced at $0.17 exercisable to December 19, 2007.

4.   On May 3, 2002, pursuant to an arrangement, the Issuer completed its restructuring. All shareholders of record received one share of Commander in exchange for every three shares of Major General Resources Ltd. In addition, shareholders of record received one share of Diamonds North Resources Ltd. ("Diamonds North") for every three and one-half shares of Commander shares held. The number of shares to be acquired pursuant to the exercise of warrants issued in private placements detailed in item 2 above, and their exercise prices, were accordingly adjusted.

5.   On March 1, 2002, the Issuer advanced a loan in the amount of $300,000 plus interest at the rate of 6% per annum to Diamonds North for working capital purposes. The loan plus accrued interest was payable in cash on or before March 1, 2004. At any time prior to repayment, the loan balance was convertible, at the sole discretion and option of the Issuer, into securities of Diamonds North as follows:

   (a)   prior to July 15, 2003, the loan balance or any portion thereof may be converted into units of securities at a conversion price of $0.50 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, with each whole share purchase warrant entitling The Issuer to purchase one additional common share at a price of $0.60 up to July 14, 2003, whereupon the share purchase warrants will expire; and

   (b)   on or after July 15, 2003, the loan balance or any portion thereof may be converted into common shares only at a conversion of $0.50 per share.

   In consideration of the loan, Diamonds North issued 890,000 common shares to the Issuer valued at $445,000. These shares, and any shares issued upon conversion of the loan, will be held in escrow and will be released in four equal installments, commencing on July 15, 2002 and then every six months thereafter. As at December 31, 2002, the principal balance was $170,000 plus accrued interest of $13,920.

   On June 20, 2002, Diamonds North issued 60,000 common shares and 30,000 warrants to the Issuer in payment of $30,000 of the principal portion of the loan. Diamonds North also issued a Loan Warrant to the Issuer to acquire 540,000 common shares and 270,000 share purchase warrants, pursuant to the option for conversion of the balance of the principal portion of the loan.

   On December 18, 2002, the Issuer received 200,000 common shares and 100,000 warrants in payment of $100,000 of the principal position of the loan.

4.1.3   During the year ended December 31, 2003:

1.   A total of 1,414,672 stock options were granted to directors, employees and consultants as to 966,340 options priced at $0.20 exercisable to January 23, 2008, 348,332 options priced at $0.26 exercisable to August 20, 2008,

25,000 options priced at $0.45 exercisable to September 10, 2008 and 75,000 options priced at $0.50 exercisable to December 18, 2008.

2. A total of 4,294,899 common shares were issued as to 309,500 shares from stock options exercised for proceeds of $67,899; 3,585,400 shares from private placements for net proceeds of $1,848,964 and 399,999 from warrants exercise for proceeds of $92,000.

3. Albert Reeve was appointed to the Board on January 24, 2003.

4. On June 18, 2003, the Issuer entered into an option agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated leases on Baffin Island, Nunavut. Under the option agreement, the Issuer can earn 50% of BHP Billiton's exploration rights by expending $4 million by 2007, 80% by expending an aggregate $10 million by 2012 and a 100% interest in BHP Billiton's exploration rights by delivering a feasibility study to BHP Billiton by December 31, 2014. The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP Billiton and a 12% royalty on net profits payable on production from the Nunavut Tunngavik Incorporated leases. If a mineral discovery is made, excluding gold, BHP Billiton can exercise a back-in option on the mineral discovery allowing BHP Billiton to re-acquire up to an aggregate of a 75% interest for a period of up to ten years after the Issuer has earned a 100% interest in the property.

5. On June 18, 2003, the Issuer entered into an option agreement with BHP Billiton to explore for gold on sixteen Nunavut Exploration Permits covering just under 400,000 hectares on Baffin Island, Nunavut. Under the option agreement, the Issuer can earn up to a 100% interest in BHP Billiton's exploration rights and interest by incurring $200,000 in expenditures on the property by December 31, 2005. The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP Billiton. If a mineral discovery is made, excluding gold, BHP Billiton can exercise a back-in option on the mineral discovery allowing BHP Billiton to re-acquire up to an aggregate of a 75% interest for a period of up to ten years after the Issuer has earned a 100% interest in the property.

6. On July 14, 2003, the Issuer converted the balance of its 2002 loan to Diamonds North and accompanying warrants to hold 1,790,000 Diamonds North shares. On July 14, 2003, the balance of the note receivable was repaid by Diamonds North. The Issuer elected to convert $170,000 of the principal portion of the loan into 340,000 units of Diamonds North and $18,543 of accrued interest was received in cash. The units consisted of 340,000 common shares and 170,000 warrants which were fully exercised by the Issuer at a price of $0.60 per share.

7. On August 6 2003, the Issuer entered into an option agreement with Falconbridge Limited to explore for gold, diamonds and other metals on twelve Nunavut Exploration permits covering over 720,000 acres on Baffin Island, Nunavut. Under the terms of the option agreement, the Issuer can earn a 100% interest in Falconbridge's exploration rights and interest on Baffin Island by spending $8 million prior to 2011, subject only to a sliding scale net smelter return royalty of 1-3% payable to Falconbridge, based on gold prices. On other commodities discoveries the Issuer can earn a 100% interest subject to certain back-in rights on nickel, base metals and diamonds. For more specific details of the option, refer to Section 5.3 herein, "Mineral Projects".

8. Sampling and prospecting on the Baffin Island, Nunavut property identified 8 gold zones over the 140 kilometre long east-west trending iron formation.

9. Wesley Raven was employed as Exploration Manager on December 19, 2003.

Subsequent to the year ended December 31, 2003:

1. Effective February 9, 2004, Kenneth E. Leigh joined the Issuer as President and director.

2. Stock options were granted as follows under the Issuer's stock option plan: On January 20, 2004, 700,000 options exercisable at $0.53 to January 21, 2009; on February 20, 2004, 50,000 options exercisable at $0.64 to February 19, 2009; on May 19, 2004, 808,000 options exercisable at $0.56 to May 18, 2004; on September 7, 2004, 100,000 options exercisable at $0.40 to September 6, 2009; and on September 22, 2004, 200,000 options exercisable at $0.40 to September 21, 2009.

3. The Issuer announced the execution of an option agreement dated July 31, 2003 with Black Bart Prospecting Inc. whereby the Issuer may acquire a 100% interest in the Big Hill property, Newfoundland. The Issuer has paid $7,000 in cash and issued 60,000 common shares of the Issuer. Over the next four years, the Issuer must issue a further 140,000 common shares of the Issuer and spend a total of $480,000 in exploration expenses on the property. The option is subject to a 2.5% net smelter return royalty with a 1.5% buy back.

4. The Issuer acquired two properties, through the permitting process, on Baffin Island, Nunavut during February 2004. The properties consist of four Exploration Permits totalling 157,000 acres. The Issuer also staked two new claims totalling approximately 3,000 acres.

5. A total of 2,388,888 share purchase warrants at a price of $0.505 were exercised prior to the expiry date of February 28, 2004. The proceeds of $1.2 million were used to fund the Issuer's exploration program on Baffin Island and for general working capital.

6. Falconbridge Limited terminated its option to earn a 50% interest in the South Voisey Bay Joint Venture ("SVBV") of which the Issuer's interest consists of a 48% interest in the Sarah Lake Property, Labrador.

7. Alto Ventures Ltd. executed an agreement with Cameco Corporation for an option to acquire Cameco's 70% interest in the Despinassy gold property, Quebec. The Issuer waived its first right of refusal to acquire the 70% interest from Cameco in consideration of 100,000 common shares of Alto Ventures and exploration expenditures on the property by Alto Ventures aggregating $500,000 over two years.

8. An exploration program was conducted on the Baffin Island Project, Nunavut, particulars of which are provided in Section 5.3 herein.

9. In July 2004, the Issuer completed a non-brokered financing of 1,920,000 flow-through common shares at $0.60 per share. The proceeds were used for completion of the Baffin Island Field Project.

10. In September the Issuer announced that Brian E. Abraham joined the Board and that Catherine Divito became employed by the Issuer as Manager of Corporate Communications.

11. On September 23, 2004, the Issuer entered into a Purchase and Royalty Agreement with John Robins whereby the Issuer acquired the balance of 50% interest (for a total 100% interest) in the Abe and Pal properties, British Columbia in consideration for 70,000 common shares and 35,000 warrants. The warrants are exercisable into one common share at a price of $0.70 to October 27, 2005.

4.1.4   Following are particulars of the share capital of the Issuer as at the date of this Annual Information Form:

1. Issued Capital: 26,768,783 common shares;

2. Incentive Stock Options outstanding: 2,866,667 including 27,332 exercisable at $0.23 to December 14, 2004; 179,332 exercisable at $0.23 to September 11, 2006; 50,000 exercisable at $0.17 to December 19, 2007; 430,337 exercisable at $0.20 to January 23, 2008; 241,666 exercisable at $0.26 to August 20, 2008; 5,000 exercisable at $0.45 to September 10, 2008; 75,000 exercisable at $0.50 to December 18, 2008; 700,000 exercisable at $0.53 to January 21, 2009; 50,000 exercisable at $0.64 to February 19, 2009; 808,000 exercisable at $0.56 to May 18, 2009; 100,000 exercisable at $0.40 to September 6, 2009; and 200,000 exercisable at $0.40 to September 21, 2009.

3. Share Purchase Warrants outstanding: 3,772,600 including 1,970,300 exercisable at $0.70 to December 2, 2004; 1,767,300 exercisable at $0.70 to December 10, 2004; and 35,000 exercisable at $0.70 to October 27, 2005.

The Issuer is currently in the process of making a 20-F application to the Securities and Exchange Commission in the United States.

There are no material changes in the business of the Issuer that are expected as at the date of this Annual Information Form.

4.2   Significant Acquisitions

There were no significant acquisitions during the 2003 financial year and up to the date of this AIF for which disclosure is required under Part 8 of National Instrument 51-102.

Item 5 - Description of the Business

5.1   General

The Issuer is engaged in the exploration for and development of mineral resources. A number of factors including metal prices, the further discovery of ore reserves and the grade of newly discovered ore directly affect the business of the Issuer and are beyond the Issuer's control.

The Issuer currently employs eight people on an ongoing fulltime and parttime basis and from time to time hires further personnel on a contract basis as the need arises for any particular project.

On March 4, 2002 the Issuer entered into an Arrangement Agreement with Diamonds North Resources Ltd. ("Diamonds North") in order to implement a statutory procedure known as an arrangement (the "Arrangement") under Section 252 of the Company Act (British Columbia). The purpose of the Arrangement was to restructure the Issuer by transferring the Issuer's Diamond Property Interests to Diamonds North in consideration of Diamonds North assuming the ongoing obligations of the Issuer in respect of the properties thereof and a gross overriding royalty payable to the Issuer of up to 1% of production on certain of the transferred properties.

On May 3, 2002, the Issuer consolidated its share capital on a 1 for 3 basis and changed its name to Commander Resources Ltd. ("The Issuer"). Pursuant to the Arrangement, each 3.5 issued and outstanding post-consolidated common shares of the Issuer were exchanged for 3.5 new common shares of The Issuer and one reorganization share of The Issuer. All of the reorganization shares of The Issuer were transferred to Diamonds North and in exchange, Diamonds North issued 4,951,032 common shares to the shareholders of The Issuer. The Issuer then redeemed all of the reorganization shares held by Diamonds North by transferring its interest in the mineral properties to Diamonds North at an ascribed value of $1,484,840.

The Issuer has a policy of hiring locally where qualified personnel are available and endeavors to support mineral exploration efforts through local suppliers. The Issuer tries to use local contract services for as many facets of a program as possible including local fixed-wing or helicopter support, analytical data, and the purchase of groceries, camp and field supplies. All exploration activities are conducted in a manner to minimize impact to the environment. The Issuer's employees and contractors are provided with the Issuer's Health and Safety Guide / Fuel Spill Contingency Plan and must adhere to the policies outlined within that guide. Environmental concerns within this guide include prevention of habitat destruction, respect for wildlife, proper handling of various fuels, cleanliness of work areas, use of fires, and hunting and fishing policies.

5.2   Risk Factors

Resources exploration and development is a speculative business and involves a high degree of risk. The marketability of natural resources which may be acquired or discovered by the Issuer will be affected by numerous factors beyond the control of the Issuer. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be predicted.

The Issuer has no history of profitable operations and its present business is at an early stage. As such, the Issuer is subject to many risks common to such enterprises, including undercapitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Issuer will be successful in achieving a return on shareholders' investments and the likelihood of success must be considered in light of its early stage of operations.

The Issuer has no source of operating cash flow and no assurance that additional funding will be available to it for further exploration and development of its projects when required. Although the Issuer has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Issuer will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Mineral exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover commercial ore grade deposits but also from finding deposits that, though present, are insufficient in quantity and quality to return a profit from production.

All of the claims and permits to which the Issuer has a right to acquire an interest are in the exploration stages only and are without a known body of commercial ore. There is no assurance that the Issuer's exploration activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Issuer's operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors.

Mineral exploration and mining operations involve many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. Operations in which the Issuer has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of metals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although the Issuer maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event the Issuer could incur significant costs that could have a materially adverse effect upon its financial condition.

The Issuer's property interests are located in remote, undeveloped areas and the availability of infrastructure such as surface access, skilled labour, fuel and power at an economic cost, cannot be assured. These are integral requirements for exploration, development and production facilities on mineral properties. Power may need to be generated on site.

Due to the remoteness of its exploration projects, the Issuer is forced to rely heavily on air transport for the supply of goods and services. Air transport is very susceptible to disruptions due to adverse weather conditions, resulting in unavoidable delays in planned programs and/or cost overruns.

Although the Issuer has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Issuer's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

The Issuer's operations are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, safety and other matters. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a direction of stricter standards, and enforcement, and higher fines and penalties for noncompliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The current operations of the Issuer require permits from various domestic authorities and such operations are governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.

The Issuer believes it is in substantial compliance with all material laws and regulations, which currently apply to its activities. There can be no assurance, however, that all permits which the Issuer may require for its operations and exploration activities will be obtainable on reasonable terms or on a timely basis or that such laws and regulations would not have an adverse effect on any mining project which the Issuer might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Issuer and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The mining industry is intensely competitive in all its phases and the Issuer competes with other companies that have greater financial resources and technical capacity. Competition could adversely affect the Issuer's ability to acquire suitable properties or prospects in the future.

The Issuer may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and it may have its interest in the properties subject to such agreements reduced as a result. Also, if other parties to such agreements do not meet their share of such costs, the Issuer may not be able to finance the expenditures required to complete recommended programs.

The purchase of the Issuer's securities involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks. The securities should not be purchased by persons who cannot afford the possibility of the loss of their entire investment.

In recent years securities markets have experienced extremes in price and volume volatility. The market price of securities of many early stage companies, among others, have experienced fluctuations in price which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies. It may be anticipated that any market for the Issuer's shares will be subject to market trends generally and the value of the Issuer's shares on the TSX Venture Exchange may be affected by such volatility.

Unfavorable economic conditions may negatively impact the Issuer's financial viability. Unfavorable economic conditions could also increase the Issuer's financing costs, decrease net income and limit access to capital markets.

The Issuer is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Issuer could result, and other persons would be required to manage and operate the Issuer.

5.3   Mineral Projects

The Issuer holds interests in three mineral projects which are considered to be material and are detailed below: Baffin Island, Nunavut, Sarah Lake, Labrador and Olympic, Yukon Territory.

BAFFIN ISLAND PROPERTY
QIMMIQ, DEWAR AND BRAVO PROJECTS

PROPERTY DESCRIPTION AND LOCATION

The Baffin Island Property consists of three option agreements. Lands defined by the agreements are bounded by latitudes 68°00'N to 70°00'N and longitude 70°00'W to 76°00'W covering NTS sheets 27B, 27C, 37A and 37D.

1. The Issuer has an option agreement with BHP Billiton Diamonds Inc., to explore for gold on the five Qimmiq agreements totaling 44,600 hectares of Nunavut Tunngavik Incorporated leases on Baffin Island, Nunavut. The Issuer spent close to $300,000 during the 2003 field season for prospecting, sampling and geophysical surveys, and lease payments. The Issuer may earn a 50% interest by expending $4,000,000 by December 31, 2007, 80% by expending an aggregate $10,000,000 by December 31, 2012, and a 100% interest upon delivery of a feasibility study to BHP Billiton by December 31, 2014. The Agreement is subject to a floating net smelter return royalty of 1-3% based on gold prices, payable to BHP Billiton. Base metal and nickel discoveries of interest to BHP Billiton are subject to back-in rights and a twelve percent royalty on Net Profits is payable on production from the Nunavut Tunngavik Incorporated leases.

2. The Issuer has an option agreement with BHP Billiton Diamonds Inc. to explore for gold on sixteen Nunavut Exploration Permits covering just under 400,000 hectares on Baffin Island, Nunavut.   The Issuer spent over $100,000 in 2003 for land payments, prospecting, and sampling. Upon completion of the 2003 exploration program the Issuer retained an interest in three of the Nunavut Exploration Permits totaling approximately 66,000 hectares. The Issuer may earn 50% in these Permits by expending $100,000 by December 31, 2003 and an additional 50% for a total of 100% through expenditures of an additional $100,000 by December 31, 2005. The Agreement is subject to a floating net smelter return royalty of 1-3% based on gold prices, payable to BHP Billiton. Base metal and nickel discoveries of interest to BHP Billiton are subject to back-in rights.

3. The Issuer has an option agreement with Falconbridge Limited to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering approximately 293,000 hectares (at June 18, 2003 720,000 hectares) on Baffin Island, Nunavut. Terms of the agreement with Falconbridge call for an expenditure of $75,000 on fieldwork in 2003 plus office studies estimated to cost $15,000.   By expending $8 million prior to 2011, the Issuer can earn a 100% interest in the property, subject only to a sliding scale net smelter return royalty of 1-3% payable to Falconbridge; 1% NSR payable on gold prices of $300 U.S or less increasing to a 3% NSR on gold prices over $400 U.S. per ounce.   On other commodities, Falconbridge has certain back-in rights on nickel, base metals and diamonds. On any nickel or base metal discovery, Falconbridge has the right to back in to 75% by spending two times the Issuer's discovery costs and establishing a joint venture. If Falconbridge does not back into a discovery, it will receive a 2% NSR on nickel production and a 1.5% NSR on base metal production. Under a pre-existing BHP Billiton/Falconbridge agreement BHP Billiton has the right to pre-empt Falconbridge if a Sedex base metal discovery is made. BHP Billiton on exercising its right could earn a 75% joint venture interest by completing a bankable feasibility study. If Falconbridge then exercised its right it would retain an 18.75% interest and the Issuer a 6.25% interest

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The property is located approximately 550 km north of Iqaluit; two Distant Early Warning (DEW Line) airstrips provide access to the area. Fox B is located in the western portion of the property near Nadluradjuk Lake and Fox 3 is located at Dewar Lakes in the eastern portion of the property. Both sites can be serviced with heavy cargo aircraft, although the Fox B airstrip would require extensive rehabilitation. Local access and transportation is provided by helicopter from a field camp located one kilometre NE of Fox 3 airstrip.

The claims cover an east-west trending series of ridges and valleys related to the mafic volcanics of the Bravo Lake Fm; and pegmatitic sills hosted within the Bravo Lake and Longstaff Bluff Fm. Outcrop ranges from 5 – 40%.

Vegetation is typical high arctic tundra.

Numerous large southwest drainage systems transect the claim area. These systems discharge into the Foxe Basin.

The property is subject to very cold temperatures and minimal daylight in the winter months. Snow cover exists from September to the first half of July. Mapping and surface sampling is limited to the months July – September. Conditions from April to early June provide for excellent winter drilling activities.

HISTORY

1960's (?) The Canadian Nickel Company is rumored to have prospected the area. This work has never been documented.

1976:   Cominco is granted five prospecting permits (402-406) on NTS 27 C & F. Work consisted of prospecting and silt sampling with the emphasis on Black Angel-type mineralization. A number of mineral occurrences were discovered. The Zn±Pb showings contain trace to <1% metal concentrations occurring as disseminated sphalerite and galena in marble dominated stratigraphy. Copper mineralization was associated with the rusty schists. Results of this work are documented in DIAND Assessment Report #61531.

1981:   Cominco re-examined the area as a result of GSC published lake geochemical anomalies. The anomalous As values were considered a pathfinder for Homestake-style Au. Results for gold mineralization were discouraging. Minor exploration was conducted within the calc-silicate horizons for Black Angel-type Pb/Zn.

1985:   Petro-Canada conducts detailed lake geochemical sampling on NTS areas 27B, 37A and 37D. This work isolated 3 areas of elevated mineralization. Two of these are anomalous in Ni-Cu-Pb-As-Ag-Co. The third area is anomalous in Cu-Pb. Ground prospecting in these areas discovered sulphide and oxide facies iron formation. A highlight from the rock-chip sampling includes 0.68% Zn & 3.4 g/t Ag. In 1986, Petro-Canada acquires three prospecting permits (1103-1105) in NTS 27 B 12/13 to protect the lake sediment anomalies. Details in a DIAND assessment report (#82051) suggests their target was iron formation-hosted Au modeled after gold deposits in the Slave Province.

1991:   Comaplex and Agnico Eagle Mines acquire 12 prospecting permits in the Dewar Lakes Area and the Flint Lake Area. They conduct lithogeochemical sampling in hope of discovering turbidite-hosted gold. Their short work program (DIAND Report #83078) followed-up results from the Petro Canada project, but also identified a zone of hydrothermal activity as indicated by swarms of quartz veins with traces of pyrrhotite and arsenopyrite. Highest gold assay was 320 ppb.

1993:   Noranda acquire 4 prospecting permits (1308-1311) on NTS 27 C & 37 D. These permits were then transferred to Savanna Resources and lapsed in Feb 1998.

1994:   Savanna Resources are granted 6 prospecting permits (1459-1464) over parts of 27 C & 37 D. They attempted to trace the Black Angel trend into the Piling Group while focusing on identifying third order basins. Assays from one of these basins yielded consistent values ranging from .1 to .6 % Zn. Their exploration program consisted of prospecting and sampling.

1995:   International Capri applies for 5 prospecting permits (1929-1933) on NTS 37 A. Follow-up sampling discovers a 500-m long massive sulphide horizon at the contact of the quartzite and the overlying paragneiss. Highest assay was 1.1% Zn.

The GSC conducted reconnaissance and regional mapping in the area during the mid 1970's. This work identified several mineral occurrences:

*   A sample collected in 1976, described as a biotite-rich graphite metapelite containing 50-70% coarse sulphides assayed 13.09% Zn and 1.37 g/t Ag. The exact locality from which the sample was collected is not known.

*   Henderson et al. (1975) reported spectacular gossans ubiquitous within the rusty, graphitic schists at the top of the lower Piling. Also noted were gossans develop from sulphide facies iron formation, forming horizons up to 30 m thick, containing massive and disseminated beds of pyrite and pyrrhotite with minor amounts of chalcopyrite.

*   Marbles and calc silicate gneisses north of Flint Lake contain traces of galena and fluorspar. The quartzite-marble-schist also contains traces of galena and minor malachite-azurite stain south of Flint Lake (Henderson et al. 1975).

*   Tippet, 1978 reports that blocks of massive pyrrhotite with 2-3% disseminated chalcopyrite and bornite occur in a calcsilicate horizon associated with minor amphibolite. He describes an extensive gossan hosting a 1 m thick layer containing 50% pyrite and 50% black fine-grained gangue. He also makes reference to another horizon several tens of centimetres thick of massive pyrite with 1-2% finely disseminated chalcopyrite.

The GSC completed three-year mapping program for the western half of the Piling Group in 2002. While no new mineral occurrences were documented they concluded the area was prospective for several different types of mineralization. Specifically they noted:

- Pb-Zn in the platform carbonates of the Flint Lake Fm.
- Ni-Cu-Co-PGEs in the layered mafic-ultramafic sills of the Bravo Lake Fm.
- Sn in pegmatitic aureoles surrounding Proterozoic plutons in the Longstaff Bluff Fm.
- Au and As anomalies in close association with the Longstaff Bluff Fm.

Prior to BHPB's field visit during the summer of 2000, no competitors held ground title in the Piling Group. During the winter of 2000, Cominco and Falconbridge stepped-up their exploration efforts in the central Baffin area. Apparently both companies were focusing on the Piling Group supracrustal succession. Cominco applied for and was granted 11 prospecting permits, totaling 781,000 acres, in the northwest portion of the basin. Falconbridge, being more aggressive, was granted 22 prospecting permits along the whole southern margin of the basin. Their land package totals 1,426,528 acres. BHPB applied for eight prospecting permits, but was granted only three.

Portions of BHPB's and Falconbridge's permits overlap on NTI Inuit Owned Land Parcel (IOL) #35 (Figure 2). This ground was excluded from the permits and BHPB applied for and was granted this ground. NTI – IOL is considerably more expensive to maintain. Annual fees are $1/ha in the first year and $2/ha in years 2 to 5. Assessment requirements are $4/ha in years 1 & 2 and jump to $10/ha in years 3 to 5.

In 2001 Falconbridge and BHPB reached an agreement where they would combine their land packages. Falconbridge would explore both land packages for Cu - Ni and BHPB would explore for BHT mineralization. Field efforts from the 2001 season yielded one base metal BHT- type Ag – Pb – Zn showing and two Au anomalies from grab sampling.

In 2002 BHP Billiton felt that the BHT showing deserved more work, however Falconbridge did not conduct any fieldwork in 2002. Geotem and airborne magnetics was flown over a selected portion of the stratigraphy in early spring for BHP Billiton. Field crews checked the anomalies in the 2002 summer season. Abundant low grade zinc mineralization was discovered within the Bravo Lake Fm., this appears to be analogous to Beshi-type mineralization as opposed to the targeted BHT mineralization.

In early 2003 the Issuer reached agreements with BHP Billiton and Falconbridge for their land packages. The Issuer conducted field mapping, prospecting, and saw-channel sampling during the 2003 field season. Close to 900 samples were collected for the season.

GEOLOGICAL SETTING

Lithologies underlying the property belong to the Piling Group of the Foxe Fold Belt (FFB), which is a lower Proterozoic supracrustal basin stretching from Melville Peninsula to central Baffin Island to the West Coast of Greenland. The Piling Group is correlative with other North American Trans Hudson-aged belts and is divided into a lower, thinner quartzite-calcsilicate-rusty schist assemblage and an upper, thicker greywacke-turbidite succession (Henderson et al 1976, 1976) and (Tippett 1978, 1979).

The lowest stratigraphic unit of the Piling Group is the *Dewar Lakes Formation* that consists of grey to white-weathering quartzite and feldspathic quartzite. Bedding ranges from finely laminated to massive. Minor amounts of muscovite schist, commonly with sillimanite, as well as rare rusty horizons, are present. Detrital zircons from a single sample of Dewar Lakes quartzite have a bimodal age distribution: one population is 2.85-2.84 Ga, and the other 2.18-2.16 Ga (Henderson and Parrish, 1992). The older component may have been derived from the adjacent gneissic basement and the younger from the enigmatic source of much of the Paleoproterozoic detritus.

The *Flint Lake Formation* comprises white to grey weathering dolostone, marble and calcsilicate gneiss, with minor amounts of siliciclastic rocks as well as rare rusty schist. Compositional layering interpreted as relict primary bedding, is generally centimetres to tens of centimetres thick and can be followed along strike for tens of metres. Thicknesses of up to several hundreds of metres have been noted.

The *Astarte River Formation* is dominantly rusty-weathering sulphide schist, interlayered with subordinate graphitic, pyrrhotite-pyrite schist and minor sulphide-facies iron formation. Metamorphosed iron formation, principally oxide facies with subordinate silicate facies varies from fine- to coarse-grained and is thinly laminated and up to coarsely bedded. Minor amounts of quartzite, psammite, mafic volcanic and amphibolite horizons are included in this unit.

The *Bravo Lake Formation* consists of amphibolite and ultramafic units. In some exposures they occur as thick, massive layers which appear to conformably overlie rocks of the Dewar Lake Fm. At some localities these rocks exhibit pillow like shapes and unambiguous pillow lavas outcrop on a small island ("Pillow Island") at the entrance to Straits Bay. In other exposures they occur as thin layers intercalated with siltstone and calcsilicate beds in the lower part of the Longstaff Bluff Fm. Ultramafic rocks are dark green with partially serpentinized olivine crystals. Tippet (1978) suggests that both metasedimentary and metavolcanic amphibolites may be present in the stratigraphy.

The *Longstaff Bluff Formation* comprises a relatively homogeneous sequence of grey-weathering psammitic rocks that are volumetrically the most important component of the Piling Group. Primary depositional features, such as compositional variation from sandstone to mudstone and clast size grading, are well preserved and has led to the interpretation of much of this formation as turbidite (Jackson and Taylor, 1972; Henderson and Tippett, 1980). Minor amounts of rusty schist and calcsilicate rocks are also present in the Longstaff Bluff Formation.

Restricted occurrences of Piling Group strata that lie to the north of the principal continuous belts have not been internally subdivided.

Banded migmatite comprises chiefly white to pink and grey granitic rocks that are interbanded with, and commonly containing schlieren of grey to black rocks of mafic composition. Rocks of this unit vary from medium- to fine-grained, and contain minor components such as paragneiss, orthogneiss, amphibolite, pyroxenite, metamorphosed anorthositic gabbro and late pegmatitic granite dykes.

Porphyroblastic migmatite, commonly of pink to pinkish grey granodioritic to quartz monzonitic composition, is present throughout the map area. The rocks of this unit contain abundant schlieren, nebulae and potassium feldspar porphyroblasts. Components vary from foliated to thinly banded and massive.

Massive granite-granodiorite, chiefly pink quartz monzonite to granodiorite, varies from fine-to coarse-grained and pegmatitic, with abundant aplite and pegmatite dykes. Such dykes and sills are commonly present in older rocks. A weak foliation is present locally. Charnockite is associated with massive granite-granodiorite. The orthopyroxene-bearing rocks are chiefly light grey to greyish pink, massive, and medium-to coarse-grained. Potassium feldspar phenocrysts are observed throughout the unit. Porphyritic granite to granodiorite weathers light grey, greyish-pink to pink, and is typically medium grained. Compositions range less commonly to syenite, and potassium feldspar porphyroblasts are present locally.

There is widespread evidence of Paleoproterozoic deformation, and a strong, attendant thermal overprint throughout the area; in Archean rocks, Rb-Sr systematics commonly yield ages intermediate between Archean and Paleoproterozoic, and K-Ar are dominantly 1.9-1.6 Ga (Jackson et al., 1990).

The age of the basin is poorly defined but is constrained by the following dates:

*   Rocks of the Mary River Group give a Piling Group basement age of 2718 ± 4 Ma using U-Pb systematics.

*   A synsedimentary gabbro intrusion within the Piling sediments is reported to have an age of 1883 Ma (P. Thompson, personnel communication).

*   Monzocharnockite - monzogranite plutons that intrude the Piling Group yield a U-Pb age of 1853 ± 13 Ma, and a Rb-Sr age of 1730 ± 49 Ma. The U-Pb date is about 120 Ma older than the Rb-Sr isochron age but the pattern suggests a period of prolonged slow cooling between 1.8 and 1.6 Ga (Jackson et al, 1990). Addition sampling from intrusions to the north of the Piling group give U-Pb dates of 1854 ± 2 Ma.

*   A granitic rock that contains xenoliths of marble interpreted as part of the Piling Group at Isortoq Fiord has been dated at 1823+7/-4 Ma (Bethune and Scammell, 1997)

Early interpretations by the GSC suggested the Piling Group and basement rocks were subjected to several episodes of deformation between 2.12 and 1.70 Ga, with the main deformation being attributed to the Hudsonian Orogeny (Jackson and Taylor, 1972). These events formed the overall synformal geometry that places greenschist-amphibolite facies upper Piling Group rocks in a core that is flanked by granulite facies lower Piling Group rocks at the margins of the belt.

The lowest metamorphic grade in the Pre-Paleozoic rocks is upper-greenschist facies and it is characterized by biotite-muscovite assemblages in pelitic beds of the Longstaff Bluff Formation. The grade increases both northwards and southwards from there, with highest pressure-temperature conditions being reached in the southern part of the area, where uppermost-amphibolite to incipient granulite facies assemblages occur. To the north, metamorphic conditions reach middle-amphibolite facies at most. With increasing regional metamorphic grade, the Longstaff Bluff Formation acquires biotite-muscovite-cordierite±andalusite assemblages (melt pods absent) in the more pelitic layers. The first appearance of melt is noticed along a roughly east-west isograd south of Nadluardjuk Lake in pelitic beds of the Longstaff Bluff Formation and appears to be produced by the reaction muscovite + plagioclase + quartz = sillimanite + K-feldspar + melt. Approximately 10 kilometres further south, along an isograd that is roughly parallel to the one above, breakdown of biotite is observed through the reaction biotite + sillimanite + quartz = garnet + cordierite + K-feldspar + melt. This reaction eventually leads to production of large quantities of melt and possibly the production of garnet ± cordierite bearing granitic plutons. The spatial relationship between the Cumberland batholith and the highest metamorphic grades observed in the Longstaff Bluff Formation, together with the emplacement of the garnet ± cordierite, suggests that heat input by advection, during emplacement of the Cumberland batholith, played an important role in the tectonothermal evolution of this region.

Recent work by the GSC separates the regional deformation separated into three events.

1. In the lower Piling Group, a number of low-angle repetitions of the Dewar Lakes and Flint Lake formations attest to an early (D1P) Proterozoic-age thin-skinned deformation event. D1P thrust imbrication of the upper sequence Piling Group is more difficult to document due to the absence of regional stratigraphic markers within the Longstaff Bluff Formation, but it is nonetheless suggested by the presence of sharp, large-scale fold limb truncations (Corrigan et al., 2001). Another important structural feature interpreted as D1P is the juxtaposition of mafic/ultramafic units of the Bravo Lake Formation in the hangingwall and psammites of the Longstaff Bluff Formation in the footwall of a regional tectonic contact. The tectonic contact is characterized by the presence of a shear zone localized at the base of the Bravo Lake Formation and by a flat-ramp geometry, suggestive of a thrust contact.

    Emplacement of the Cumberland batholith must have occurred during D1P since the two-mica leucogranites which are potentially derived by partial melting of the Piling Group metasedimentary rocks, and are in part spatially associated with the Cumberland batholith, intrude the Bravo Lake Formation. Cumulatively, D1P therefore encompasses early thrust imbrication of the Dewar Lakes and Flint Lake formations, folding (and imbrication?) of the Astarte River and Longstaff Bluff formations, overthrusting of the Bravo Lake Formation and emplacement of the Cumberland batholith.

2. The second Proterozoic event (D2P) was largely coaxial with D1P and involved folding of the Archean basement (i.e., thick-skinned deformation). It produced predominantly EW trending map-scale open to tight, upright to mostly south-vergent reclined and recumbent folds with shallow, doubly-plunging axes.

    A set of steep, north-dipping thrust faults striking approximately east-west and occurring east of Piling Lake also seem to be associated with the regional D2P deformation event. Cumulatively, these late thrust faults juxtapose a northern domain comprising lower structural level units (Archean basement, Dewar Lakes and Flint Lake formations, cross-cutting northern Paleoproterozoic plutonic rocks) against a southern domain comprising the upper sequence Astarte and Longstaff Bluff Formations.

3. The last deformation event of regional importance (D3P) resulted in orogen-perpendicular, large-wavelength, upright, open folds of all previously described Paleoproterozoic and Archean units. These folds interfere with F2P folds to produce the current dome and basin map pattern in the project area. This fold interference is responsible for Archean(?) gneiss-cored domes in the southern areas (Henderson et al., 1988, 1989) and for the preservation of the Bravo Lake Formation in synformal basin structures or klippen.

EXPLORATION

A ten man crew; two geologists, four prospectors, one geophysicist, two geotechnicians and one cook, conducted exploration activities on the Qimmiq, Dewar, and Bravo projects between August 1 and September 7, 2003. Activities were based out of a field camp located at the Fox 3 Airstrip and local transportation was supported by a 206 Long Ranger helicopter. Mobilization/demobilization and supply fixed wing charters consisted of HS 748 and Twin Otter aircraft departing from Iqaluit.

The program consisted of 230 man days allocated as follows:
- 131 days for the Qimmiq project
- 47 days for the Dewar project
- 52 days for the Bravo project

QIMMIQ PROJECT

Exploration activities included prospecting for gold throughout the five agreements and follow-up work for the Malrok gold showing.

Qimmiq 1

Malrok Gold Showing
The Issuer's main objectives for 2003 were to evaluate the gold mineralization reported from BHPB/Falconbridge 2001 and 2002 exploration campaigns and determine if diamond drilling is warranted. The Issuer's 2003 field crews collected 295 channel and rock samples, established 17.5 line kilometres of grid, conducted magnetic and horizontal loop electromagnetic geophysical (HLEM) surveys and compiled a detailed geologic map of the gold showings.

The Malrok showing is located in a large (~5x3 km) synformal exposure of Bravo Lake Fm which consists of a basal sequence of rusty psammites overlain by amphibolites and mixed metasediments (amphibole-rich laminated meta-volcaniclastics(?), calc-silicates, silicate banded iron formation, mafic-ultramafic sills/flows, semi-massive to massive laminated pyrrhotite, and graphite-pyrite black schists).

Results from the 2001 Falconbridge prospecting identified one gold and one base metal showing. Table 1 summarizes the 2001 anomalous assays.

Table 1 2001 Falconbridge Anomalous Samples from Malrok

Company	Sample ID	Zn	Pb	Ag	Au
FB	QA-01663	1.90 %	0.58%	43 g/t	-
FB	QA-01664	4.53%	2.07%	73 g/t	-
FB	QA-01651	-	-	-	10.0 g/t
FB	QA-01653	-	-	-	3.6 g/t

In 2002, BHPB collected an additional 21 grab samples from the area, results are summarized in Table 2.

Table 2 Summary of 2002 BHP Billiton Selected Geochemistry For Malrok Samples

Sample ID	Au g/t	As ppm	Ag g/t	Zn ppm	Field Comments
02BPBR002	3.59	7760	0.2	10	strong aspy mineralization
02BPBR003	0.036	130	0.1	16000	strong aspy mineralization
02BPFR001	0.744	10000	0.4	18	aspy, silicified
02BPKR001	0.444	10000	1.0	22	po/py in quartz vein
02BPKR004	1.320	10000	2.2	24	massive po/py with tr cpy
02BPKR005	0.660	88	3.0	22	py/po/cpy mineralization
02BPKR007	4.430	9920	0.8	8	massive py with tr cpy
02BPKR008	45.550	10000	8.2	10	po/py/aspy mineralization

From the data collected in 2002, it is easy to conclude that the gold mineralization has a crude association with Arsenopyrite (Aspy). Several samples also mention cross cutting quartz veining and silicification. The 2002 data suggested a mineralized trend of approximately 250 meters in strike length.

The Issuer's field crews, in 2003, conducted detailed sampling of exposed bedrock, this consisted 203 diamond saw cut samples over approximately 900 metres of strike length. Of the 203 channel samples, 90 assayed 0.5 g/t to 239 g/t Au. Individual channel samples were generally taken over 30-100 cm (12-40 inches) intervals across the strike direction of the mineralized zones. Coarse free gold was observed in several of the samples. The visible gold is located in scattered outcrops several hundred metres to the northwest of a BHP Billiton 2002 sample which ran 45 g/t gold. A 1.7 metre interval assayed 15.2 g/t gold and a nearby channel assayed 239.3 g/t gold over 0.30 metres. Both intervals are from the visible gold area. Additional grab samples extend the gold mineralization for a total of 1.5 kilometres.

The gold appears to be contained in iron formation consisting of magnetite, pyrrhotite, silica, amphibole, garnet and minor arsenopyrite. Small quartz veins appear to fill tension gashes at the base of the iron formation. The iron formations vary in thickness from 0.5 metres to 5 metres and are separated by 5-8 metres of barren metasediments. A shallow lake covers 150 metres of the mineralized trend.

The HLEM survey outlined a number of moderate to excellent conductors. Two of these conductors correlate closely with the two horizons of mineralization identified by the channel sampling. Locally, intense magnetic anomalies correlate with the HLEM anomalies. The magnetic anomalies are interpreted to be from magnetite mineralization.

To the south, a 75 metre wide by 600 metre long conductor was identified outside of the sampled area. This trend is similar to the trends associated with the known mineralization. To the north, magnetics trace the mineralized zone for 500 metres. The trend still appears to be open to the northeast.

Qimmiq 2

A total of seven samples were collected on the Qimmiq 2 claim. Results are insignificant.

Qimmiq 4

Only two samples were collected on the Qimmiq 4 claim; neither sample returned anomalous gold results.

Qimmiq 5

Fifty-two samples were collected on the Qimmiq 5 claim. The majority of theses samples were focused on the gold showing found during BHPB 2002 sampling and prospecting.

Nine samples from 2002 are summarized in Table 3. Samples 02BPFR048 - 50 are of interest due to the elevated gold values. Two of the three samples are of rusty quartz veining and all three samples reported garnet.

Table 3 Summary of geochemistry for Qim 5 Occurrance

Sample ID	Ag g/t	Cu ppm	Pb ppm	Zn ppm	Au g/t
02BPFR044	9.0	699	28	5840	0.024
02BPFR045	1.0	1125	10	8190	0.004
02BPFR046	0.1	163	1	108	0.002
02BPFR047	0.6	74	42	62	0.002
02BPFR048	1.2	941	1	16	1.98
02BPFR049	0.1	427	1	10	0.904
02BPFR050	0.1	16	2	2	1.11
02BPFR051	0.8	884	34	1965	0.016
02BPLR062	7.0	685	44	4570	0.008

The Issuer's sampling confirmed the elevated gold values and improved the grade.
Fourteen samples assayed > 0.1 g/t with a maximum value of 4.3 g/t. The anomalous values represent a strike length of 1.2 km.

Qimmiq 6

Fifty samples were collected in 2003 along the peninsula in Ridge Lake which represent a strike length of 4.3 km. In 2001, BHPB sampling and prospecting identified elevated gold values along the peninsula. Follow-up efforts in 2002 did not confirm the anomalies. The Issuer's sampling in 2003 did confirm the mineralization identified in 2001. Of the 50 samples, 20 assayed > 0.5 g/t with the maximum value at 6.8 g/t. Mineralization is consistent with the Malrok mineralization, banded iron formation.

Just west of Ridge Lake, an area was prospected for the first time.   Prospecting samples identified a zone of high grade gold values.

Forty-nine samples were collected in a three square kilometre area. Of the 49 samples collected, 14 exceed 1.0 gram per tonne (g/t) gold, including 8 which assay from 7.9 to 17.3 g/t gold. These high gold values were taken over a 2.5 kilometre strike length from an iron formation similar in nature to the nearby Malrok Gold Zone. The iron formation was identified by a previously flown aerial magnetic survey.

DEWAR PROJECT

A limited number of samples were collected on the Dewar Claims over the past two years. The Issuer spent 47 man days Helicopter traversing and prospecting the claims. Table 4 summarizes the number of samples collected for each claim.

Table 4 – Dewar Project Permit Sample Summary

Claim #	# of Samples
2571	69
2572	13
2573	0
2574	0
2575	3
2576	23
2577	3
2578	0
2579	5
2580	9
2581	4
2566	0
2567	3
2568	7
2569	2
2570	0

The only highlight of this campaign was the thirteen samples collected on 2572.

Four of the samples contained above detectable gold with the maximum value at 1.035 g/t. It must be noted that traces of Arsenopyrite were observed. It appears that the gold mineralization is hosted in iron formation.

BRAVO PROJECT

This project is defined by the option agreement with Falconbridge (detailed above) for 12 exploration permits. The Issuer's exploration objectives for the 2003 season were :
1. office study of previous collected data
2. prospecting mapped areas of Bravo Lake Fm for additional Malrok-type gold mineralization.
3. prospecting and the collection of whole rock samples to evaluate the nickel potential for the mafic/ultramafic units of the Bravo Lake Fm.

In 2001 and 2002 BHPB and Falconbridge prospected the 12 permits.   The Issuer conducted additional prospecting

and sampling in 2003. Table 5 below shows the sample distribution for the 12 claim blocks.

Table 5 – Bravo Project Permit Sample Summary

Claim #	# of samples
2383	77
2379	22
2378	2
2381	25
2380	47
2362	7
2361	0
2374	20
2373	0
2371	0
2372	0
2369	36
TOTAL	**236**

Permit 2383

BHPB 2001 discovered a significant BHT-type occurrence on claim 2383 which would later be named Tuktu. The occurrence is a 1-3 metre thick horizon of silver-rich massive sphalerite and galena hosted in quartz-plagioclase psammites which can be traced in outcrop and subcrop over a distance of 300 metres. Typical of BHT occurrences the mineralization is Fe-sulphide poor and contains distinctive alteration minerals such as gahnite and green feldspar. Grab samples have returned assays up to 21% Pb, 17% Zn & 976 g/t Ag. The samples are anomalous in Au-W-Sb-As-Bi-Mn-Fe. Boulder prospecting and airborne Geotem geophysics in the area indicate potential for additional lenses concealed under thin cover.

In the spring of 2002, BHPB flew a Geotem survey focused on Tuktu and prospective stratigraphy in the basins. Field crews followed up the airborne survey with ground traverses and prospecting with little success. BHPB also conducted a ground gravity survey over the Tuktu occurrence, results were disappointing. BHPB evaluated the occurrence as sub-economic in size.

The Issuer's activities in 2003 included prospecting; ground HLEM and Magnetitc surveys on Tuktu; and whole rock sampling of the large Bravo Lake exposure.

Ground Geophysics

Seventeen line kilometres of HLEM and 12 line kilometres of magnetics were completed on the Tuktu occurrence and nearby airborne Geotem anomaly. Moderate to weak HLEM and magnetic anomalies were detected along a line that directly crossed the occurrence. No anomalies, either HLEM or magnetic were detected on the 100 metre lines adjacent to the occurrence. The geophysics confirms that the Tuktu occurrence has limited size.

The nearby anomaly, approximately 600 metres to the east, is a moderate Geotem anomaly with associated magnetic anomaly. The anomaly appears to be located below a flat lying mafic body belonging to the Bravo Lake Fm. This geologic feature is a topographic high and has been interpreted as a klippe. This interpretation would argue that the pssammites beneath the mafic body are of the younger Longstaff Bluff Fm.

The HLEM survey outlined a series of anomalies located at the edges of this mafic body. The area underlain by the mafic body exhibits a number of magnetic highs. Prospecting around this mafic body has yet to yield any significant results.

Prospecting and Sampling

The majority of prospecting and sampling was focused on the large Bravo Lake Fm exposure in the southwest portion of the permit. A total of 77 samples were collected, of which 36 are whole rock (WR) samples. Theses WR samples were collected along a north – south traverse across the Bravo Lake mafic sequence. Unaltered mafic/ultramafic volcanic lithologies were targeted. These samples will be used to measure the nickel potential of the Bravo Lake Fm in the western portion of the basin.

The remaining samples were rock geochem grab samples. Only one sample yielded significant results. Sample 23657 assayed at 1.149 g/t Au. Follow-up of this sample is recommended for 2004.

Permit 2381

The 25 samples collected in this claim were focused along a highly folded horizon of Bravo Lake Fm. Past BHPB and Falconbridge sampling had yielded a few samples with slightly elevated Au values. The Issuer's 2003 sampling identified a Malrok-type iron formation that yielded a maximum value of 1.79 g/t Au and 5 other samples with values between 0.1 and 0.47 g/t Au. Channel sampling is recommended for 2004.

Permit 2369

The majority of the 36 samples taken were from the Bravo Lake Fm in the SW portion of the claim block. Three samples assayed over a 1.0 g/t Au with the maximum value at 2.41 g/t Au. Eight samples exceeded 0.1 g/t. Again, the Au mineralization is associated with Arsenopyrite-bearing iron formation.

Permits 2379, 2378, 2380, 2362, and 2374

Samples were taken on all of these claims during the 2003 season however no significant results were obtained.

Permits 2361, 2373, 2371, and 2372

No samples were collected on any of these claim blocks in 2003.

MINERALIZATION

The property is host to several styles of mineralization including BHT-style lead-zinc-silver, possible magmatic nickel-copper deposits and the most important style discovered to date is free gold in iron formation. The BHT style mineralization is characterized by the Tuktu showing where high-grade silver-lead-zinc assays have been returned from a 1-3 metres wide horizon of semi-massive to massive sulphide mineralization. No significant nickel mineralization has been discovered to date however the Bravo lake Fm. remains a prospective target for mafic/ultramafic hosted magmatic massive sulphide mineralization. Gold mineralization has been found in siliceous, sulphide-bearing iron formation within a thin sedimentary assemblage within the Bravo Lake Fm. metavolcanic sequence and is the most significant mineral discovery on the property. The Exploration section of this report contains a detailed description of the mineralization, width, depth, and host lithologies.

DRILLING

No drilling has been completed on the property in previous exploration campaigns nor was any undertaken during the 2003 exploration program.

SAMPLING AND ANALYSIS

A total of 503 rock samples were collected during The Issuer's 2003 program. Three types of rock samples were collected:

1. Channel samples –The majority of these samples were collected from the Malrok area targeting horizons with potential to host gold mineralization. A mobile gasoline powered diamond saw was used to make two parallel cuts approximately 2-4 cm deep and 2 to 4 cm apart then the material between the cuts was removed using a hammer and chisel and bagged on site. Each sample was given a sample number from a ticket book, described and the location recorded on a hand-held GPS unit. The samples were oriented, as close as possible, perpendicular to stratigraphy to reflect true thickness. Samples varied from 0.15 – 1.5 metre in length and most of the sample lengths reflect true stratigraphic thickness of the interval tested.

2. Rock samples – these were collected during prospecting and consisted of numerous rock chips comprising each individual sample collected from outcrops or float. The total sample weight varied between 1 and 3 kilograms and the sample was bagged on site. Each sample was given a sample number from a ticket book, described and the location recorded on a hand-held GPS unit.

3. Whole Rock samples – these were primarily collected in the Malrok area. The samples weighed between 1 – 3 kg and were cleaned of all oxidation. The goal was to obtain a homogeneous sample void of oxidation and veining. The sample was bagged on site and each sample was given a sample number from a ticket book, described and the location recorded on a hand-held GPS unit.

4. Petrographic Samples - these were collected from throughout the property focusing in the Malrok area. Each sample was given a sample number from a ticket book, described and the location recorded on a hand-held GPS unit.

At all sample locations an aluminum tag with the sample number and a strip of flagging was attached to the sample site to aid in locating the sample location in the future.

All samples were collected by experienced personnel in a careful and conscientious manner and are believed to be representative of the sample site. Since free gold is present in some of the samples there is the potential for nugget-effect biases at these locations. Smaller grab samples may not represent the sample location as accurately as larger channel samples. The comprehensive channel sampling program utilizing a larger sample size was intended to help minimize possible nugget effects. Some of the composite samples are not a perfect 'sample line' due to outcrop constraints. In these instances outcrops comprising the composite were separated by a few metres along strike.

Quality control for the assays was provided by the laboratory through the use of standards randomly submitted into the sample batch. Check sampling of selected samples was done at another laboratory. In addition The Issuer re-sampled numerous outcrops that had been sampled by previous operators; direct comparisons of the re-sampling are discussed in the "Exploration" section of this report.

SECURITY OF SAMPLES

The samples were collected in the field and brought back to camp at the end of each day. The samples were then bagged for shipment and stored in a secure area for later shipment. Samples were shipped via air to Polar Expediting Ltd. in Iqaluit, Nunavut and from there were flown via air cargo for analysis by Eastern Analytical Limited at their facility in Springdale, Newfoundland. The authors feel that the sampling, preparation, security and analytical procedures were adequate for the scope of the program.

MINERAL RESOURCE and MINERAL RESERVE ESTIMATES

There are no defined mineral resources or reserves on the property. There are a number of mineralized occurrences that require further evaluation before any resource or reserve estimates can be made.

MINING OPERATIONS

There are no mining operations on the property.

EXPLORATION AND DEVELOPMENT

The gold mineralized targets at the Malrok and Ridge Lake zones have returned an number of high-grade gold assays from silicate iron formation that require further evaluation. In addition to these two areas anomalous results have been received from a number of other prospects throughout the property, namely the Margot and Peninsula zones that warrant further evaluation. Work planned for 2004 includes airborne and ground geophysical surveys, geological mapping, and preliminary diamond drill testing of select targets at Malrok and Ridge Lake. Mapping and additional sampling is planned to follow-up other prospects within the property and regional-scale prospecting is recommended in areas that remain under explored to try and extend the strike length of the iron formation horizon.

SARAH LAKE PROJECT

PROPERTY DESCRIPTION AND LOCATION

The Sarah Lake project is located 260 kilometres north-northwest of Goose Bay, Labrador and 90 kilometres south of the Voisey's Bay nickel, copper, cobalt deposit. The property consists of 142 claim units and covers an area of 3550 hectares on NTS Mapsheets 13 M/09 and 13 N/12. All claims are in good standing until May 18, 2011.

Ownership of the claims is currently the Issuer (47.94%) and Donner Minerals Ltd. (52.06%).

On September 7, 2001 Falconbridge Limited entered into an exploration option agreement on the property. By spending $4 million on or before December 31, 2006, Falconbridge can earn a 50% interest which would result in The Issuer's joint venture interest reduced to 23.97%. Subsequent to the year ended 2003, Falconbridge terminated its option to earn a 50% interest in the property.

Exploration permitting in Newfoundland and Labrador must be applied for on an annual basis. As operator, Falconbridge will be required to obtain all necessary permits from the provincial government before work proceeds.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the property is primarily gained via fixed-wing floatplane from Goose Bay to the main base camp on Pants Lake. Transportation to and from the property is then supplied via helicopter.

Topographic relief on the property ranges from 270 to 550 metres above mean sea level. The terrain is generally rugged with lower elevations characterized by till-covered valleys forested with black spruce, tamarack and shrubs. Higher ground is open with low shrubs, grassy meadows and barren outcrop. Numerous outcrops at higher elevations are striated and polished on their west side and plucked to the east. Striations and roche moutonée indicate a prominent west to east glaciation.

Typically the exploration field season in the area runs from May/June through October.

HISTORY

In 1995, following the discovery of the massive Voisey's Bay magmatic nickel-copper deposit, the Issuer staked Sarah Lake and 13 other properties over areas of prospective gabbroic host rocks throughout the Harp Lake District. During a cursory field evaluation, Issuer representative David V. Mullen sampled several broad gossanous zones and magmatic nickel-copper-cobalt showings within and immediately adjacent to the Sarah Lake property. Values of up to 2476 ppm Copper, 2400 ppm Nickel and 254 ppm Cobalt were detected.

A 130 line kilometre, helicopter aerial magnetic and EM survey was completed over the south half of the Sarah Lake property by High Sense Geophysics Ltd. An interpretation, by L. Lebel of Orequest Consultants, identified a large number of variable EM conductors and magnetic highs. More than a dozen areas of coincident EM and magnetic anomalies were selected as high priority targets.

In mid 1996, the Issuer optioned the property to Donner Resources Ltd. (Donner). Recognizing the large lateral extent of prospective gabbroic host rocks in the area, Donner assembled a large land package referred to as the **South Voisey's Bay Project.** The Issuer's Sarah Lake property was one of many properties comprising this project area. Under the joint venture agreement, Donner earned a 60% interest and became project operator. Over $2.4 million has been spent on the property through 1999.

In 1996, ten shallow drill holes totalling 854 metres were completed in the southern portion of the property which tested the continuity of the shallow-dipping olivine gabbro unit exposed as gossanous bluffs at the southern edge of the property. Drilling encountered intermittent, narrow zones of nickel-copper sulphides which confirmed the excellent nickel potential of the South Voisey's Bay setting.

During the 1997 and 1998 field seasons, Teck Exploration Ltd. as general contractor to Donner, completed extensive ground geophysical surveying along with 1:20,000 scale mapping and prospecting over the southern half of the Sarah Lake property. This work included ground magnetics and HLEM surveying. Selected targets were core drilled (26 holes) and down-hole TDEM was completed to test for off-hole mineralization. Regional gravity surveying was completed over three quarters of the property. Gravity measurements were completed utilizing both a new airborne system developed by Scintrex and ground survey methods.

Late in the 1997 field season, drilling on Licence 5518M, which is contiguous with the western boundary of Sarah Lake property, encountered significant magmatic sulphide mineralization as follows:

DDH No.	Interval Length (metres)	Nickel%	Copper%	Cobalt%
97-67	0.65	1.93	1.07	0.26
97-75	1.10	11.9	9.6	0.43
97-96	15.7	1.13	0.78	0.20

Discovery hole DDH-97-67 is situated within ≈800 metres of the Sarah Lake property boundary.

In 1999, a dispute between the Innu Nation and Donner forced the abandonment of planned exploration and the entire field season was lost. The dispute between the two parties remained unresolved.

During the first half of 2000, the Issuer re-opened talks with the Innu Nation and was successful in obtaining a signed agreement allowing exploration to proceed on the Sarah Lake property.

GEOLOGICAL SETTING

REGIONAL GEOLOGY

The South Voisey's Bay Project, including the Sarah Lake property, straddles a major tectonic boundary between rocks of the Churchill structural province to the west and rocks of the Nain structural province to the east (e.g. Wardle, 1993, Wardle et al., 1997). These provinces are interpreted to represent vestiges of two cratonic masses known as the Rae (Churchill Province) and Nain cratons. These cratons converged and collided during the Paleoproterozoic (1.86 ga) to form the Torngat Orogen (e.g Ryan, 1997). The oldest rocks in the project area are those of the Nain Province, which consist of a complex assemblage of Archean mafic to intermediate banded gneisses intruded by plutons of metagranite to metagranodiorite.

Rocks of the Churchill Province include a variety of reworked Archean and Lower Proterozoic gneisses of igneous protolith ranging in composition from mafic to felsic, as well as a distinct paragneiss unit known as the Tasiuyak Gneiss. The latter is considered to represent vestiges of a clastic sedimentary wedge formed on, and accredited to, the eastern continental margin of the Rae Craton, and contains widespread graphite and disseminated sulphide mineralization.

Superimposed upon the two main gneissic terranes are several middle Proterozoic, anorogenic intrusive complexes including rocks of both the Nain Plutonic Suite (NPS) and the Harp Intrusive Suite (HIS). The NPS is a large batholithic igneous complex (approximately 200 kilometres long) composed mainly of anorthosite and granite ranging in age from 1.34 to 1.29 ga (Ryan, 1996). Mafic troctolite to gabbroic phases such as the Reid Brook Complex and Pants Lake Intrusive Suite (PLIS) are likely among the earliest and most primitive pulses of NPS magma (e.g. Amelin et al., 1997). The HIS is a roughly circular igneous complex approximately 100 kilometres in diameter, composed mainly of anorthosite mantled by granite. The HIS ranges in age from 1.45 to 1.46 Ga (e.g. Ryan et al., 1995).

The layered gabbro-troctolite intrusion on the South Voisey's Bay property is situated near the junction of the four main geological elements outlined above. Though no formal correlation had previously been established between the Pants Lake gabbro and similar gabbroic to troctolite rocks of the NPS, this interpretation appears most plausible given the composition, location and age of this unit. Geological mapping completed in 1998 has confirmed that rocks of the PLIS intrude both granitic and anorthositic phases of the HIS, while age dates obtained under contract from Memorial University have returned dates coeval with the NPS (Dunning, 1998). These results further support correlation of the PLIS with rocks of the NPS, and more particularly with those of the Reid Brook troctolite.

LOCAL, PROPERTY GEOLOGY AND MINERALIZATION

As of 1999 a total of 136 diamond drill holes have been completed on the South Voisey's Bay Project. These holes were drilled to test for nickel-copper mineralization within an extensive gabbroic complex (Pants Lake Intrusive Suite) in a geological setting very similar to the nearby Voisey's Bay deposit.

The gabbro consists of several major phases differentiated at depth in melt chambers and injected as sill-like bodies into the local gneissic country rocks. Essentially, the gabbroic units are layered, with the more magnesian rich members increasing downward. The highest magnesian gabbro is an olivine gabbro, or troctolite, which is host to the nickel-copper mineralization. This is similar to the setting at Voisey's Bay.

At the base of the troctolite, a substantial amount of country rock has been included as xenoliths and resorbed fragments, resulting in the term "contaminated gabbro" for this part of the troctolite. It is the contaminated gabbro which hosts all the nickel-copper mineralization at the South Voisey's Bay property.

Up to the year 2000, 26 drill holes had been completed in the southern half of The Issuer's Sarah Lake property, Licence 2406M. Almost all of the holes which penetrated the gabbroic sequence encountered troctolite with some contaminated gabbro at the base. Disseminated and stringer nickel-copper sulphides are usually associated with the contaminated gabbros, with values up to one percent nickel and copper in several drill holes.

Immediately to the west, on the Northern Abitibi property, a number of high grade nickel-copper zones were intersected (see previous page), however, none have developed any size potential. Still, it is clear that this is the target horizon to search for substantial nickel-copper sulphides.

The most northerly hole drilled on the the Issuer's property up to 1999, DDH 98-134, encountered the thickest sequence of both troctolite and contaminated gabbro to date. Plots of total gabbro intercepts when contoured, clearly show that the total thickness of the gabbro sequence increases to the northeast. The thickest portion of the gabbroic sequence is the most favourable position for massive nickel-copper deposits such as the Eastern Deeps of Voisey's Bay.

Magmatic nickel-copper deposits like Voisey's Bay require a conduit for gabbro and sulphide melts to pass from a deep magma chamber upward forming a layered mafic intrusive body. Typically a massive sulphide deposit would be located within or very near to these types of feeder zones. Previous drilling on the Sarah Lake property may have encountered such a vent zone in holes 97-92 and 98-134 in close proximity to the residual gravity anomaly.

EXPLORATION

The majority of the work conducted on the Sarah Lake property has been done by Teck Exploration Ltd. as described under the heading, History.

Due to the lack of exploration activity during 1999, The Issuer had the opportunity to re-evaluate all survey results. A detailed review of geophysical survey data by L. Lebel of Orequest Consultants focused on available gravity survey data on the Issuer's Sarah Lake property. From modelling gravity survey data to the north and east of DDH 98-134, Lebel outlined a large, strong gravity anomaly 2 x 3 kilometres in aerial extent with maximum intensity of 1.5 m gal. Lebel concluded that this anomaly reflected a very large body of dense material occurring at depth below 400 metres. A density contrast of 1.0 gm/cc was assumed, consistent with a body of massive sulphides.

This gravity anomaly is positioned where previous drilling points to an increase in the thickness of the gabbro, consistent with Lebel's interpretation that the large, dense source should occur below 400 metres of gabbro/contaminated gabbro, less than 2 kilometres from an interpreted vent. An economic accumulation of magmatic sulphides commonly occurs within a bowl shaped topographic low in basement rocks, such as the Ovoid and Eastern Deeps at Voisey's Bay.

For comparison, the gravity response of the small massive sulphide bodies of the *Discovery Area* produced only a low intensity, small gravity response.

The target gravity anomaly was considered far too great in magnitude to be attributed to a change in lithology and was favourably situated in an area where the host gabbro appeared to show an appreciable thickening proximal to magmatic conduits. Given the relatively low gravity response over mineralization at the *Discovery Area*, the Issuer viewed this single target as having extremely high potential to be sourced by a large body of massive nickel-copper sulphides.

Prior to the mobilization of crew and drill to the property, the Issuer contracted Jacques Whitford Environment Ltd. to conduct a Stage 1 Historic Resources Overview Assessment in the area of proposed drilling. No precontact sites were located on the Sarah Lake property.

The Issuer then commenced a 2 hole (1321.2 m) diamond drilling program to test the gravity anomaly in the fall of 2000.

The drilling contract was awarded to Petro Drilling of Springdale, Newfoundland, who utilized a Longyear 38 flyable diamond drill equipped to return BQ sized core. The drill hole collar locations were sited by the Issuer representative using a Garmin 12 GPS unit.

Drill equipment and personnel were transported to and from the drill sites by either a Jet Ranger 206B helicopter owned by Cougar Helicopters or by an A-Star B helicopter operated by Universal Helicopters both based out of Goose Bay, Labrador.

Air service from Goose Bay to Pants Lake or Luc Strip was provided by Tamalik Air or Provincial Airlines Ltd. respectively. Camp expediting was performed by Highlander Exploration Services of Goose Bay, Labrador.

Although no significant amounts of magmatic nickel-copper sulphides were encountered during this program, the drilling did delineate a very thick sequence of layered, coarse grained, contaminated olivine gabbro that is indicative of a major basement depression. This feature is deemed favorable for the possible accumulation of significant amounts of magmatic massive sulphides.

The degree of contamination of the gabbros by paragneissic fragments and an abundant amount of graphite (completely resorbed metasediments) is also considered significant as it may suggest proximity to a more mineralized zone as similar contamination is noted in the mineralized sequence at the Voisey's Bay deposit.

As the basal contact of the gabbroic suite was not intersected, it remains unclear as to the source of the gravity anomaly. Before additional drilling is undertaken, it is recommended that a seismic survey be conducted to define the lower limits of the gabbroic suite where potential nickel-copper sulphides may be located.

Upon completion of the drill program a representative suite of core samples was sent to Dr. Mark Wilson of Memorial University for petrographic and chemical studies of the drill core. Whole rock and rare earth element analysis were performed by both Acme Analytical Laboratories in Vancouver and Act Labs of Ancaster, Ontario respectively. D. Mark Wilson concluded that the gabbroic rock intersected in the 2000 drilling program is a highly contaminated olivine gabbro. However, the degree of contamination does not allow for direct comparison with the Pants Lake Gabbro (PLIS) until more detailed contamination trends studies are completed.

In September of 2001, Falconbridge Ltd. commenced operating the South Voisey Bay Nickel Project. The Issuer's 48% owned Sarah Lake property is centrally located and an integral part of this large project area. Field work from late September to early November 2001 consisted of the following:

1. UTEM large loop geophysical surveys consisting of 5 loops within which 130 line kilometres of EM survey readings were collected.

2. Reconnaissance geological mapping to familiarize Falconbridge staff with the local gabbroic units.

3. Archeological work to document historical sites.

4. Wildlife studies on waterfowl and large mammals.

Late 2001 and early 2002, office studies included extensive work on the geology and geochemistry of the Pants Lake gabbros, which are the host rocks of nickel mineralization on the South Voisey Bay Properties.

None of the UTEM geophysical loops of the 2001 work were on The Issuer's Sarah Lake property. The documentative geological and geochemical work concluded that the Pants Lake gabbroic units were similar in nature to the nickel rich Voisey's Bay Gabbros. As much of the Sarah Lake property is underlain by the northern lobe (Black Gabbro) of the Pants Lake Gabbro complex, nickel potential was significant for this property.

A total of $2,655 was spent on Sarah Lake studies by Falconbridge in 2001.

In 2002, Falconbridge completed extensive geophysical surveys, geological mapping and six drill holes totalling 1970 metres coring on the South Voisey Bay project area.

None of the 2002 drill holes were on the Sarah Lake Property. Eight loops of UTEM Geophysical surveying totalling 166 line kilometres of readings were completed. Portions of two of these loops covered the Southwest and northwest portion of the Sarah lake property resulting in 35 line kilometres of readings taken on this property. In the southwestern loop, large, flat lying conductors were detected at depth in the northern portion of the loop, however these had been drill tested by previous holes 97-78, 97-80 and 97-81. To the south, a smaller, shallow conductor was detected which has not been tested by drilling.

In the northwest loop, only a small, low intensity anomaly was detected at the east edge of the loop, however the gabbro in this area exceeds 500 metres in thickness which may have prevented penetration by the electrical signal. Geological work continued to show the complexity of the Pants Lake Gabbroic complex and enhance its nickel potential. An infill 46 line kilometre gravity survey was completed, none of this was on the Sarah Lake Property.

Office Studies of regional aspects of geology and geophysics were undertaken at the end of the 2002 field season. Of particular note was a strong residual gravity high trending east-west through the central portion of the Sarah Lake property. A total of $99,118 was spent in exploration work on the Sarah Lake Property.

In 2003, Falconbridge undertook several extensive complex, deep seeking geophysical surveys on the South Voisey Bay Project, followed by drilling of three holes.

Early in the year a fixed wing airborne "Megatem" survey was completed at 250 metre line spacing over a large part of the eastern portion of Pants Lake Gabbro. Most of the Sarah Lake property was surveyed. The survey revealed the presence of near-surface stratigraphic conductors trending northwesterly through the property as well as several east-west conductors in the central portion of Sarah Lake. The northwest conductors were known from previous airborne and large loop ground surveys, however the east-west conductors appeared new in interpretation.

In mid year, a deep searching, multi frequency, Audio-Magnetictelluric survey was completed over the northern portion of the South Voisey Bay project area, which covered over two thirds of the Sarah Lake Property. This type of survey was successful in detecting the Eastern Deeps nickel deposit at Voisey's Bay at a depth of 700 metres.

North-South lines were spaced one kilometre apart with readings taken every 200 metres. Close to 120 readings were taken on the Sarah Lake property.

Extensive data reduction revealed two significant conductive trends. First, two high frequency near surface conductive zones trend NNW, coincident with previous survey results were evident, which likely represented graphite pyrrhotite in local paragneisses.

Second, several low-frequency conductive trends were also identified, these appear to trend east west and were interpreted to be located at depth of 300-400 metres. The most significant of these conductors was located in the central part of the Sarah Lake Property, where the Black Gabbro phase of the North Gabbro was interpreted to thicken from surrounding drill holes. The coincidence of strong conductors at the base of the gabbro in the area of the residual gravity anomaly provided the target for nickel mineralization.

In late August and early September, several large loops of Pulse EM surveying were completed over the west central portion of the Sarah Lake property to detail the AMT anomalies for drilling. This survey determined the presence of two large, highly conductive bodies closely aligned with the residual gravity high.

In September – October 2003, Falconbridge drilled two holes to test these targets, these were completed at 503 and 602 metres. Details are discussed under the "Drilling" heading.

Mineralization

Exploration on the Sarah Lake property and surrounding South Voisey's Bay Project area is focusing on a nickel sulphide search similar to the nearby Voisey's Bay deposit. In central Labrador, several magnesian gabbros of the Nain plutonic suite carry nickel sulphide mineralization, highlighted by the giant Voisey's Bay deposit. Here, copper occurs with nickel on a 3:1 nickel-copper ratio with cobalt credits and minor platinum group metals. The sulphide mineralization is generally hosted by a brecciated, hybridized gabbro occurring at the base of the thickest gabbroic unit.

Similar style of Ni-Cu sulphide mineralization was discovered in the late 1990's immediately to the west of The Issuer's Sarah Lake property. Scattered drilling on and adjacent to the Sarah Lake property encountered up to 1 percent nickel at the base of the gabbro and indicated a thickening of the gabbro into the Sarah Lake property. Target definition became difficult, however, as the gabbroic unit was covered with a conductive host rock, making evaluation of deeper targets problematic.

Falconbridge resolved these problems with the AMT and developed the dill targets as described in exploration.

Drilling

In late 2003, Falconbridge drill tested two strong, deep seated targets on the Sarah Lake property.

Hole SVB-03-142 encountered 252 metres of the favourable Black Gabbro between 122 metres and 374 metres. The base of the gabbro contains a 7.9 metre interval of 20-50 percent magmatic sulphides within a thick hybrid gabbro which was intersected between 356.1 and 372.9 metres. The 7.9 metre interval from 365.1 – 372.9 averaged 0.14 percent nickel, 0.12 percent copper and 0.08 percent cobalt. The hole continued in country rock paragneiss to a depth of 503 metres. The semi-massive sulphides encountered explained the surface EM conductor.

Drill hole SVB-03-143, located 850 metres to the northwest of hole-142, was drilled to test another strong, deep conductor. This hole encountered 327 metres of the Black Gabbro between 219 and 546 metres. At the base of the gabbro, a60 metre thick sequence of disseminated sulphides was encountered from 486 to 546 metres. Sulphides consisting of both fine disseminations and clasts to 3 cm total 5-10 percent of this interval. The best assay interval is a 12 metre section from 501 – 513 metres which assays 0.12 percent nickel, 0.14 percent copper and 0.02 percent cobalt. The hole continued in country rock paragneiss to a total depth of 603 metres. The sulphide intersection was sufficiently conductive to explain the surface EM anomaly, however a deep off-hole anomaly is unexplained.

Sampling and Assaying

As operator, Falconbridge Ltd. logged all core and sampled intervals at their discretion. All significant sulphides were sampled and assayed. Assay procedures were also set out by Falconbridge and they submitted numerous control samples to verify assay accuracy. At this time of writing – one month after drilling, no check assaying has been reported.

Security of Samples

All sample processing, bagging and shipping to the laboratory was carried out to Falconbridge Standards.

Mineral Resources and Mineral Resource Estimate

Not Applicable

Mining Operations

None

Exploration and Development

Falconbridge Limited is currently sole operator and funding group of the Sarah Lake project. Their required expenditure to the end of 2003 is $200,000 which has been exceeded. Continued exploration is at the discretion of Falconbridge Limited.

OLYMPIC PROPERTY

PROPERTY DESCRIPTION AND LOCATION

The Olympic property consists of 236 claim units that are 100% owned by the Issuer. The claim group covers a total of 4,117 hectares and is in good standing through June 20, July 6, 2003 and September 10, 2004.

The claim group is located in the Ogilvie Mountains, 100 kilometres north of Dawson City, Yukon Territory on NTS Map 116B/14 at 64°54'N, 139°11'W.

The property is not subject to any royalties, back-in-rights, payments or environmental liabilities.

Any future work will be subject to obtaining the necessary exploration permits from the Yukon government.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the property is currently by helicopter based in Dawson City with mobilization and major logistics utilizing the Chapman Lake airstrip 120 kilometres north of Dawson City on the Dempster Highway.

The claims cover two northeasterly trending valleys with adjacent rugged, mountainous terrain. The elevations range from 1,110 to 1,860 metres above sea level.

Vegetation consists of alpine meadows, stunted alder and bog vegetation.

The streams on the property drain northward and are part of the headwaters of the Ogilvie River which eventually drains into the Arctic Ocean. The major creek is Pyramid Creek, also known as Beehive Creek. The valley bottoms are largely overburden covered. Large talus covered slopes occur on the side hills of the mountains. There are also large areas with limited rock outcrops.

As the property is subject to very cold temperatures and minimal daylight in the winter months, the field season for exploration activities is between May/June through September/October.

HISTORY

The current claim block encompasses and extends beyond the area previously staked as the LALA claims by UMEX. The LALA 1-60 claims were staked in 1975 to cover widespread copper mineralization occurring in Proterozoic sediments delineated during regional geochemical surveys. In that year, a short program of reconnaissance geological mapping and prospecting was completed over selected areas on the claims.

In 1976, a grid was established by Umex which consisted of a 7 kilometre baseline with 86 kilometres of crosslines. The exploration program included geological mapping (1:12,000), prospecting, soil geochemical sampling (1,329 samples) and a limited I.P. (14 kilometres) survey.

In 1977, the exploration program consisted of diamond drilling (two AQ holes totalling 187 m), a limited ground radiometric survey (22 kilometres) and assaying of selected samples for uranium. The average core recoveries for each hole was 56% and 75%. The drill core was analyzed for copper and uranium only. The property then lay dormant and eventually the claims were allowed to lapse.

In 1992, Placer Dome staked 168 claims on behalf of the Issuer over the previously lapsed LALA claims. Placer Dome Ltd. completed prospecting, grid establishment, geological mapping (1:2,500) and geochemical rock, silt and soil sampling. Whole rock oxide and rare earth element sampling and a petrographic study were also completed. Results from this program returned values of up to 5% Copper/1.5 metres, 7.0% Copper/4 metres and up to 21.4% Copper from grab samples. As well, anomalous values in Ba, Fe, K20, Na20 and rare earth elements were revealed in this area as a result of the lithogeochemical sampling. Placer Dome Ltd. allowed the option to lapse after their operations in the Yukon ceased.

In 1996, Cominco optioned the property and established a new 300 metre spaced grid, and conducted an induced polarization and ground magnetics survey. Regional geological mapping and contour soil geochemical sampling were also completed. Cominco did not exercise the option and the ground was returned to the Issuer.

In September 1996, 29 additional claims (OLYMPIC 169 to 197) were located by the Issuer. In June 1997, a further 39 (Europa) claims were located to the south and east of the Pyramid Creek valley to cover the eastern margins of a large NE trending graben structure that bisects the Olympic Project area.

GEOLOGICAL SETTINGS

The Olympic Property lies within the Coal Creek Inlier, a roughly oval shaped easterly trending erosional window which exposes Middle to Late Proterozoic epicontinental rocks which underlie Lower and Middle Paleozoic carbonate rocks of the Mackenzie Platform.

The Coal Creek Inlier contains three easterly trending Proterozoic successions which are, from oldest to youngest: Wernecke Supergroup, Fifteen mile assemblage (informal) and Harper Group (informal).

The Wernecke Supergroup has been subdivided into three groups. The oldest is the Fairchild Lake Group which is disconformably overlain by the younger Quartet Group which, in turn is conformably overlain on a gradational contact by the Gillespie Lake Group. These groups are broadly described as follows:

a)   *Fairchild Lake Group:* 1.5 kilometres thick, upward-shallowing sequence of dark grey to black meta-mudstone and quartzite with minor carbonate beds. Rare jaspillite beds. Includes grey, green-grey and purple dolomites and siltstones.

b)   *Quartet Group:* 3 kilometres thick, upward-shallowing succession of dark grey to brown weathering sandstone, siltstone shale and mudstone with very minor silty dolostone.

c)   *Gillespie Lake Group:* 1 kilometres thick sequence of stromatolitic dolostone, argillites, oolitic dolostone and parallel-laminated to wavy-bedded dolostone.

The base of the mid-Proterozoic succession is not exposed and the fold and thrust belt deformation suggests that the Wernecke Supergroup overlies an Early Proterozoic basement. Folding of the Wernecke Supergroup forms a northeast trending anticline as defined by Lane and Godwin (1992) immediately south of the property.

The Fifteenmile assemblage unconformably overlies the Wernecke Supergroup and consists of two lithologically distinct successions: the lower Fifteenmile assemblage, composed primarily of clastic rocks with minor dolostone; and the upper Fifteenmile assemblage, consisting of shallow water platformal dolostone and siltstone.

The Harper Group consists of clastic and volcanic rocks that disconformably overlay the upper Fifteenmile assemblage and rest unconformably on older units in the southern part of the inlier.

The lower Cambrian age Slats Creek formation consists of tan-orange weathering silty dolostone with interbedded sandstone and siltstone. A large covering of lower Cambrian to lower Ordivician (CDb) massive light grey to white dolomitic limestone occurs along the north side of the Coal Creek Inlier. These two units lie unconformably on the Gillespie Lake group.

Two breccia complexes, the Northern Breccia Belt and Southern Breccia Belt, (known collectively as the Ogilvie Mountain Breccias Lane, 1990) occur within the Coal Creek Inlier and are distributed along two distinct northeast trending axes that are about 40 and 15 kilometres long, respectively. The Northern Breccia Belt cuts the Wernecke Supergroup while the Southern Breccia Belt cuts the lower Fifteenmile assemblage. These breccias are mapped by Thompson et al (1992) as the Wernecke Breccias due to similarities with other breccias occurring in the Wernecke Mountains to the east. Significant mineralization has been found in these breccias including copper, uranium and molybdenum.

The morphology of these discordant breccia occurrences are complex, however, they are typically steep, pipe-like, sill-like or dike-like bodies that commonly occur along structures or contacts. The dyke or sill-like complexes range from a few metres to more than 1 kilometre wide, while the pipe-like zones range from 100 metres to over 3 kilometres in diameter. The vast majority of breccia bodies appear to have formed along faults oriented east-northeast, along or parallel to the main regional structures. The two largest areas of breccia in the Coal Creek Inlier occur at the Olympic property and at the Donut, located 25 kilometres west of the Olympic property (Lane, 1990).

The majority of the breccia bodies are supported by varying intensities of chlorite to hematite to carbonate rich matrices while fragment compositions range from monolithic to heterolithic.

A minimum age date of 1.2 to 1.5 Ga years (Helikian) is given to the breccia bodies that cut the lower portion of the sequence. A Uranium-Lead date of 1.27 Ga on monazite from a breccia occurring in Wernecke Supergroup rocks to the east in the Richardson Mountains has also been reported (Parrish and Bell, 1987).

Mafic intrusive bodies, largely diabase and diorite, are distributed within the breccias and rocks of the Wernecke Supergroup, but not the Fifteenmile assemblage (Lane and Godwin, 1992). In reviewing the map by Lane (1990) the area near the Olympic property appears to have the largest concentration of intrusive sills and dykes of both breccia belts.

Copper mineralization is wide-spread throughout a number of the regionally occurring breccia bodies. Chalcopyrite occurs chiefly as disseminations within the breccia matrices and as fracture fillings and contained in quartz-carbonate veinlets which cut both clasts and matrix. Chalcopyrite also often occurs proximal to and within mafic dykes as veinlets and fracture fillings.

The wider, more extensive brecciation observed at Olympic is likely due to dilation zones created at the site of intersecting regional ENE faults and local NNE, graben forming faults paralleling the Pyramid Creek valley during an extensional event.

An in-house technical report completed for Major General Resources Ltd. by the firm of Etheridge Henley Williams suggests the following sequence for the development and controls on brecciation at the Olympic property.

* deposition of Proterozoic sediments in an extensional basin. Normal faults and strike-slip transfers develop in the deep basement.

* thrust fault and folding related to thrust development occurred following sediment deposition during a later compression event during the Mid-Late Proterozoic.

* the thrust faults, largely trending ENE near the Olympic property, provide the main sites on which the breccias occur. The breccias were probably formed during a weak N-S extensional event following the main thrusting.

* the mafic intrusives are steep and often parallel or subparallel the thrust faults but are seen to cross-cut these faults in several locations. This indicates the intrusive post date the thrusts but often took advantage of the structural weakness in and near the thrust faults. These dioritic bodies likely intruded during the same extensional event as the breccias.

Locally, fragments of the intrusive are seen occurring as clasts within the breccias indicating that intrusion precedes or is synchronous with breccia formation. The copper mineralizing event is also thought to have occurred during the same breccia forming event based on the disseminated nature of chalcopyrite seen within the breccia matrix.

Suggestions have been made by various authors of the possibility that the Proterozoic rocks found in the Yukon and the Adelaide Province of Australia were once juxtaposed. The breccias in the Adelaide Province have a similar age, geometry and minor element signature to those that comprise the Wernecke Breccias. The Australian breccias host several mineral deposits including those that host the large Olympic Dam Copper-Uranium-Gold-Silver deposit. The proven and probable reserves at Olympic Dam are 569 million tonnes at 2.0% Copper + 0.6 kg/t Uranium and 0.3 mt at 4.9 g/t Gold. The Olympic Dam deposit is considered a low temperature deposit on a spectrum of Proterozoic iron-rich breccia deposits.

EXPLORATION

In 1997 Major General Resources Ltd. conducted a geological and geophysical program on the Olympic property. Mr. Sean Butler, P.Geo was responsible for the geological mapping and interpretation while Larry Lebel, P.Eng of Orequest Consultants was responsible for the interpretation of geophysical data collected and supplied by Scott Geophysics Ltd.

LINECUTTING

In order to maintain proper control for the surveys a six man crew of linecutters from Coureur des Bois Ltd. rehabilitated existing grid lines on a grid established by Cominco in 1996 and added new lines at 150 metre intervals. A total of 65.975 line kilometres of grid was rehabilitated and established along a baseline bearing 085° Azimuth.

GEOPHYSICS

Scott Geophysics Ltd. of Vancouver, British Columbia were contracted to complete a total field magnetics and induced polarization survey over the Olympic grid. Scott Geophysics had completed an IP survey on intervening lines in 1996 for Cominco. This data was also used during interpretation of the IP results.

The magnetometer survey was performed at a reading interval of 25 metres. All values were corrected for diurnal variations with reference to a fixed base station. Two Scintrex IGS-MP4 proton precession total field magnetometers were used for the magnetometer survey with one deployed as the field unit and the other as a fixed recording base station. A total of 73.225 line kilometres of magnetic surveying was completed.

The southern portion of the grid was surveyed with IP using a gradient array with a receiving electrode separation of 50 metres and a line spacing of 150 metres. The current electrode separation was 5400 metres. The gradient array was employed to test for any deep chargeable zones which may be related to the large magnetic body occurring in the valley bottom. Five lines in the southern end of the grid were then resurveyed over the gradient coverage area using pole dipole at a=50 and n=1-12 with the infinite electrode placed to the north of this array. The northern portion of the grid was surveyed last with IP using a pole dipole array with a potential electrode spacing of 50 metres (a=50), current pole to receiving dipole separations of 1 to 8 (n=1-8) and a line spacing of 300 metres. This latter array had the infinite current electrode located to the south of the grid. This work was follow up to the surveys initially done for Cominco in 1996 by Scott Geophysics. The 1996 survey used pole-dipole with a=100m and n=1-6 on the intervening lines to the 1997 survey. This effectively gave a 150 metre line spacing coverage to the entire grid although resolution and depth varies from survey to survey. The 1997 survey data has a higher resolution than 1996 data.

The instruments used to collect the IP data include a Scintrex IPR12 receiver and TSQ4 (10.0 kw) transmitter. Readings were taken in the time domain using a 2 second on/off current pulse (0.125Hz).

IP survey coverage performed at the Olympic Property consisted of 45.1 line kilometres of gradient array IP, 19.5 kilometres of pole dipole IP at a=50/n=1-8, and 13.6 kilometres of pole dipole IP at a=50/n=1-12.

MAGNETIC SURVEY

The magnetic survey completed during this program reveals two main bodies of higher magnetic susceptibility comprise the large government airborne anomaly. Modelling of this data suggests that the eastern most magnetic high is of a shallower source and may be comprised of relatively tight-spaced, coalescing dyke features. The western most magnetic high is modelled to be deeper, possibly consisting of wider spaced dykes that may be related to a larger, even deeper buried intrusive body. The fact that there appears to be a linear break between these two magnetic features and that the western high is modelled to be of deeper source suggests a graben feature may exist within the Pyramid Creek valley causing uplift of the magnetic feature eastward.

The large aerial extent of the combined magnetic features (2 kilometres by 1 kilometre) is significant in that it could represent an intrusive source (or magnetite rich halo associated with such a source) of such magnitude as to provide enough volatiles and metal concentration to develop an "Olympic Dam" sized deposit.

INDUCED POLARIZATION SURVEYS

The gradient and pole-dipole array, induced polarization surveys were utilized to test for chargeable material at depth and to provide better resolution for any structurally controlled mineralization respectively. A large negative chargeability response resulting from possible geometric effects occurring at the edge of a polarizeable conductor negated much of the data returned from the gradient array survey. However, the large north northeast trending "negative" correlates quite well with the interpreted graben feature. Results from the pole-dipole array are considered favourable in that a weak to moderate chargeability/variable resistivity anomaly was outlined along the north flank of the western mag high coincident with known occurrences of brecciation and copper mineralization. This anomaly is parallel to the interpreted northwest side of the graben feature and implies that higher concentrations of copper (gold-uranium-cobalt) may occur along or proximal to such a structurally prepared zone.

Other moderate to strong chargeability responses associated with low resistivity were also delineated to the north and south of the graben structure and effectively mapped out large extensive areas underlain by black (carboniferous) shales, siltstones and foliated and bedded silty dolostones containing varying amounts of very fine grained, disseminated pyrite.

GEOLOGICAL SURVEY

The mapping program mainly focused on a central area containing coincident copper in soil anomalies, brecciation and increased faulting underlain by a large, regional airborne magnetic high. The mapping phase of the program was undertaken to delineate the extent of the breccias, styles of mineralization, structural controls and to explain any anomalous IP and magnetic responses. The survey area is limited to about 10-15% outcrop exposure with large covered areas of talus and creek sediments occurring on the lower sidehills and valley bottoms respectively.

The Olympic property is underlain in part by a thick sequence of Proterozoic sediments exposed in an inlier surrounded by Lower Paleozoic aged sediments. The Proterozoic sequence is cut by the 40 kilometre long, east-northeast trending Northern Breccia Belt which coincides with the steep to moderate, south dipping regional reverse Monster Fault (Lane and Godwin, 1992).

The breccia bodies described above form an irregularly shaped, east-west trending complex which measures approximately seven kilometres long by up to two kilometres wide across the property. The breccias are largely composed of heterolithic, sedimentary clasts and are matrix supported. Chlorite, hematite and carbonate (dolomite) are the most common breccia matrices although the matrices also contain a large proportion of highly milled, fine grained fragments of wall rock. These breccias can locally exhibit graded bedding which may represent a sedimentary feature formed as a result of subsidence back into a caldera or similar structure at the time of formation. Folding of the bedding within breccia clasts was also observed which would result from brecciation occurring before complete consolidation of the host sediments had taken place. Locally no disruption of bedding within the sediments was observed where mafic dykes intrude the sedimentary pile indicating that sedimentation and intrusive activity were in part synchronous (Windh, 1997). In some locations rare fragments of mafic intrusive rock were observed within the more chlorite and carbonate rich breccia while obvious cross-cutting features of these dykes across the breccia bodies occurs more often. This relationship also suggests that the breccias formed contemporaneously with the intrusive activity.

A particular sequence of breccia formation is suggested as a result of the following field observations:

1.   An early tectonic event comprised of hematite rich, matrix supported breccias.
2.   A later chlorite rich, matrix supported breccia event as evidenced by fragments of hematite rich matrix breccia contained within the chloritic breccias.
3.   A high frequency of carbonate veins and veinlets crosscutting both the hematite and chlorite rich breccias as well as spatial relationships such as fragments of hematite and chlorite breccia material found within the carbonate rich matrix supported breccia suggests that the latter phase represents the last major stage of brecciation.

The breccias on the Olympic property form large, continuous units that locally contain very large fragments of up to 10 metres and occasionally larger in size. There is little evidence on the property of the dyke or pod-like zones reported previously and these shapes would be more consistent with the long, narrow breccia occurrences mapped elsewhere along the Northern Belt by Lane (1990). Interpretation of the geology indicates that portions of the Olympic property have undergone extensive very high energy, episodic breccia formation as revealed by the areal extent of the breccia complex, the polymictic nature and variable clast sizes of the fragments and the differing compositions of the matrices. The fact that most of the breccias observed are mainly matrix supported indicates that a very large volume of chlorite, hematite and carbonate was introduced during breccia formation. The high frequency of angular, largely unaltered fragments plus the composition of the matrices also points to a rapid and vigorous, rather low temperature event. This environment is analogous to parts of the unmineralized breccia complexes that exist at the Olympic Dam deposit in Australia and is considered a highly favourable host for copper, gold and uranium enriched mineralization.

Mineralization observed on the Olympic property during the 1997 mapping program was mainly comprised of specularite, pyrite, chalcopyrite and magnetite.

Copper mineralization, often in the form of chalcopyrite, was noted as being strongly associated with the intensity of brecciation and alteration (i.e. matrix composition). Within the breccias chalcopyrite occurs within veins and veinlets crosscutting both matrix and clasts, as disseminations in the matrix, fracture fillings and as coarse clots associated within carbonate infillings. An increase in chalcopyrite was observed within chloritic rich breccias especially when proximal to mafic dykes. Chalcopyrite also occurs as fracture fillings, veins and clots within the mafic dykes themselves and along silica filled fractures in zones of intense silicification.

Pyrite was most commonly observed as very fine grained disseminations and fracture fillings within the more carbonaceous siltstones and foliated dolomites. Less often, disseminated, veined and fracture filled pyrite was noted within the breccia complex (most often associated with the carbonate breccia) and occasionally in the mafic intrusive bodies.

Fine grained, disseminated magnetite occurs locally within maroon siltstones, the mafic intrusives and hematite matrix breccias.

Specular hematite was found often as very fine grained disseminations in dolomite and as coarser disseminations, clots, masses and veins within the hematite rich breccia bodies.

Chalcocite, covellite, bornite and malachite have also been reported occurring as both replacements of pyrite and chalcopyrite and occurring within open space fillings.

Besides the various altered matrices of the breccia complex another large area of highly pervasive, silica alteration was encountered within the valley bottom north of the baseline. This zone is described as creamy white, "chert like" replacements of dolomite and lesser chlorite and hematite breccias. Locally the silica altered zone also contains later stage silica filled fractures containing minor chalcopyrite. The silicified zone(s) generally occur in the midst of the major breccia bodies located in this vicinity and are likely related to a higher level, late stage alteration event which may represent a barren silica cap occurring at the top of a buried Proterozoic breccia-hosted Copper-Cobalt-Gold-Silver deposit . A small chip sampling program within the silica altered zone was completed in order to delineate any possible gold enriched zones associated with the alteration. Results returned from the lab were insignificant.

Regional metamorphism observed on the gridded portion of the claim block is generally low (lower greenchist or less) leaving the original sedimentary textures well preserved. Mapping by Windh of Etheridge Henley Williams Consultants recognized a late stage, steeply dipping, east northeast trending regional foliation. This penetrative fabric is developed in the breccias and the intrusives as well as the surrounding older sediments. It appears to be limited to the Proterozoic aged rocks as it was not recognized in the Paleozoic rocks above the unconformity. There is also a well developed, post-brecciation faulting event that has offset parts of the breccia units. Mapping of the valley bottom, particularly in the area north of the baseline has uncovered a complicated and complexly faulted sequence of lithologies exhibiting strong north and northeast trends.

Although no large offsets or major fault traces were evidenced in the field the combination of the structurally complicated area coincident with the possibility of a high level silica cap occurring within a regime of interpreted NE trending basement faults (Etheridge Henley Williams, 1997) is consistent with the idea that the Pyramid Creek valley represents the surface manifestation of a large scale graben structure.

The results obtained from the geological and geophysical phases of exploration on the Olympic claims during 1997 were considered significant as they indicated the potential for large concentrations of metal in the central portion of the survey area. This area contains a large buried magnetic source that may be due to a magnetite rich intrusive or magnetite halo surrounding such a granitoid. Large areas of anomalous chargeability responses are also coincident with the northern flank of the magnetic high and occur parallel to the interpreted graben structure which is manifested as the Pyramid Creek valley. East-west, north-east and east-northeast trending structures are all seen to intersect within this same region which, from previous surveys, is known to contain a wide distribution of copper in soils associated with large portions of the mapped breccia complex. This area of intersecting structures beneath the Pyramid Creek valley was thought to represent the best opportunity for maximum dilation and fluid flow during brecciation and mineralization.

MINERALIZATION

Refer to the Geological Surveys section for a detailed description of the type, character and distribution of the mineralization encountered on the property.

DRILLING

From early August to early October 1997, a Longyear 38 diamond drill from Britton Brothers Drilling of Smithers B.C. completed eleven NQ size holes totalling 2,672.3 metres (8,767 feet) on the Olympic property.

The drill program was designed to test specific induced polarization and ground magnetics targets coincident with the breccia complex. Results from the initial geophysical survey revealed that weak to moderate I.P. chargeability responses occur along the northern flank of the western most magnetic high as well as coincident with and along the northern portion of the interpreted graben structure. This area was deemed of importance due to the implication that increased concentrations of copper (gold-uranium-cobalt) may occur along or proximal to such a structurally prepared zone. Holes 1, 3, 4, 7 and 8 were drilled based on this premise.

One hole, OL97-2, was collared to test the shallowest portion of the western magnetic high in the central part of the Pyramid Creek Valley (280m as modelled through ground magnetic data). Although no IP chargeability anomaly is directly coincident with this area any deeply buried mineralization associated with an intrusive source or magnetite rich alteration halo may not have been detectable with conventional IP surveys.

A series of drill holes (numbers 5, 5a, 5b, 5c) located in the central portion of the grid area were designed to test for possible supergene type mineralization underlying the mapped unconformity. This area is also proximal to the northeast trending growth fault and coincident with anomalous chargeability values and surface occurrences of copper mineralization discovered by Umex.

The last area drilled (hole 6), targetted moderate chargeability responses associated with numerous copper rich surface prospects below the level drilled by Umex in 1977.

Due to the ground conditions encountered in the vicinity of the major faults several attempts had to be made to properly test some of the targetted areas mentioned above.

Although the 1997 drill program did not delineate any economic mineralized zones, the Olympic property is still considered worthy of additional exploration as the results returned from this first phase drill program have added to a better understanding of the geological setting and provided clues to potential areas of mineralization associated with a Proterozoic iron-rich breccia deposit.

The 1997 drill program was designed to test several areas within the breccia complex that contained coincident IP chargeabilities and areas of known showings within or adjacent to a proposed northeast trending graben structure. This structural feature was thought to have greater potential for hosting economic Copper (Uranium-Cobalt-Gold) mineralization due to the possibility of larger and more frequent dilation zones. This premise was born from the compilation and interpretation of historic and regional data coupled with observations and results obtained from the preliminary 1997 geological/geophysical program. Initial interpretation suggested that the geologic setting at the Olympic property had obvious similarities with those found at the Olympic Dam and/or Ernest Henry deposits in Australia. These include:

1. similar ages, i.e. Proterozoic
2. iron rich
3. breccia hosted and structurally controlled
4. contain a Copper-Gold- (Uranium-Cobalt) association
5. surface exposure of breccia dominated by hematite with only trace amounts of magnetite as found at Olympic Dam but not at the higher temperature Ernest Henry deposit.
6. Possible magnetic link between mineralization on the Olympic claims and an interpreted intrusion at depth as evidenced at Ernest Henry.

The preliminary interpretation coupled with subsequent ground truthing revealed the possible following sequence for the development and controls of brecciation and mineralization at the Olympic property.

* deposition of sediments in an extensional basin with normal growth (basement) faults and strike slip transfers developing in the deep basement.
* thrust faulting and folding related to thrust development occurred following sediment deposition during a later compressional event during the Mid-Late Proterozoic.
* the thrust faults, largely trending ENE near the Olympic property, provide the main sites along which multiple episodes of brecciation occurs as a result of a north-south extensional event following the main thrusting.
* introduction of copper (Cobalt-Uranium-Gold) mineralization into the breccia complex associated with a contemporaneous mafic igneous event as evidenced by fragments of intrusive material occurring as clasts within the breccia. Copper mineralization on surface occurs chiefly as disseminations within breccia matrices, fracture fillings and contained in quartz-carbonate veinlets which cut both clast and matrix material. Chalcopyrite also occurs proximal to and within mafic dykes as veinlets and fracture fillings.

Results from the drilling program support part of the initial concepts reviewed above and also suggest that other, previously unrecognized geological controls have occurred which have played an integral part in localizing potential mineralized areas particularly outboard of the main graben structure. These observations and conclusions are outlined below.

1. Drill testing of the breccia complex in general confirmed the multi-episodic nature of the breccia bodies observed on surface. This sequence began with an early hematite rich, matrix supported breccia followed by a chlorite rich matrix breccia as evidenced by fragments of hematite breccia material contained within the chloritic breccias. A high proportion of carbonate veins and veinlets were seen to crosscut both the hematite and chlorite rich breccias as well, fragments of hematite and chlorite breccia were found within the carbonate rich matrix breccias confirming the latter phase represents the last major stage of brecciation.

2. The massive extent of the breccia complex was observed from results in DDH OL97-2 which revealed the continuation of the breccia complex through at least 400 metres of vertical extent.

3. The more frequent and increasingly larger sizes of non-brecciated 'blocks' observed in drill holes 5 and 6 is suggestive of a more distal, marginal phase of brecciation away from the centre of a more intense tectonic event. This centre of increased brecciation is perhaps manifested in the central gridded area cored by drill holes OL97-2, 3 and 4. The increase in pervasive silica content and the existence of lower temperature quartz-carbonate veining in this area are also indicative of alteration assemblages occurring distally or at a higher level within an Olympic Dam style environment.

4. In certain locations mafic (diorite) dykes were observed to crosscut the breccia complex. However, diorite dykes were also seen to be pervasively chlorite and hematite altered, crosscut by quartz-carbonate and hematite veinlets and to exhibit a brecciated texture involving fragments of intrusive and sediment in a hematized matrix. These observations support, in part, a contemporaneous breccia/intrusive event.

5. Drilling of the IP chargeability highs suggested that these anomalies are often due to a combination of fine grained disseminated and veined pyrite, lesser chalcopyrite, specularite and local graphite occurring along fractures.

6. Drill testing of parts of the western magnetic high revealed that local, weakly magnetic (up to 1% magnetite) diorite dykes are evident. It is unclear as to whether the cumulative effects of these dykes could produce a magnetic signature of the type indicated by the ground magnetics or that the modelling is somewhat inaccurate and that an even deeper magnetic source (intrusive/magnetic alteration halo?) exists below the level drilled. The fact that many more diorite dykes were seen throughout the section in OL97-3, an area modelled to have a deeper magnetic source than in OL97-2, suggests the magnetic source is likely deeper than previously interpreted.

7. Most of the holes drilled along the northern flanks of the western magnetic high and toward the northeast encountered problems due to poor ground conditions and multiple faults. When projected to surface many of the larger fault intersections appear to correlate well with chargeability anomalies, the edge of the magnetic anomaly and topographic features such as breaks in slope and drainages. These observations, coupled with local changes in lithology across these faults support the existence of the graben structure manifested as the Pyramid Creek Valley. However, due to the chaotic nature of the breccia complex and lack of marker horizons no evidence of vertical movement along these subvertical faults could be collected.

8. Previous soil sampling by Umex in the 1970's delineated extensive zones of copper anomalies primarily to the west of the graben structure (valley floor) and to a lesser extent, to the east. Showings of copper enriched breccia occurrences were also delineated in this area by Placer Dome in 1992. Small erratic occurrences of copper mineralization had also been discovered in an area of quartz and quartz-carbonate veined and pervasively silica altered sediments and breccias located in the valley in the vicinity of holes OL97-5, 5a, 5b, 5c and 6. For this reason it had been believed that the source of the copper in soil anomalies on the western and eastern hillsides would be present, albeit masked by the overburden cover on the valley floor, especially in areas of higher chargeability. However only a very low amount of elevated copper was returned from the analysis of the core. Where present, the copper mineralization occurs as fracture fillings , in quartz and quartz-carbonate veins and as minor disseminations within the breccia matrices. No obvious correlation could be drawn between the occurrences of the mafic dykes and copper mineralization as seen on surface. Of significance is the fact that for a few random spikes in copper mineralization, the areas of elevated copper values were all returned from breccias located in areas outboard of the main graben forming fault(s). This is clearly evident in the geochemical results returned for drill holes OL97-1 (0.27% Copper/9 metres), OL97-8 (0.2% Copper/6 metres) and OL97-5b (0.12% Copper/2.8 metres).

The results from the 1997 drilling program confirm that an enormous extent of multi-episodic, variably altered iron-rich breccias and large concentrations of contemporaneous intrusive dykes occur on the Olympic property within a structural environment favourable for the formation of Olympic Dam style mineralization.

However, the drill results indicated that the areas tested may represent distal and lower temperature environments within such a mineralized system. This conclusion is based on the following observations:

1. pervasive silica flooding or capping in the area of holes OL97-5, 5a, 5b, 5c and 6;

2. copper mineralization predominantly associated with quartz and quartz-carbonate veining as well as fracture filling as opposed to more disseminated and replacement type mineralization suggestive of a more proximal and/or deeper mineralized setting;

3. evidence of frequent, large sized blocks or rafts of non-brecciated material indicative of a marginal phase of tectonism as evidenced in the northeast portion of the area tested;

4. a predominance of hematite/specularite versus magnetite mineralization representing a lower temperature environment; and

5. much less copper mineralization occurring in the vicinity of the valley floor than that indicated by previous surface surveys on the hillsides to the east and especially to the west of the Pyramid Creek Valley.

SAMPLING AND ANALYSIS

Sampling of the core was based on breccia occurrence, intensity of brecciation, observed (as well as possible) chalcopyrite and chalcocite mineralization as well as alteration. Sample intervals were generally 1.5 metres in core length and chosen by the project geologist on site. The core was then split in half using a manual core splitter, bagged and tagged and eventually shipped to Acme Analytical Laboratories Ltd. in Vancouver, B.C. for ICP analysis (30 elements) plus gold determination by Atomic Absorption.

SECURITY OF SAMPLES

Once boxed core was delivered to the camp from the drill rig via helicopter the project geologist on site conducted core logging and supervised all splitting, bagging and shipping of the samples to Dawson City.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Not applicable.

MINING OPERATIONS

Not applicable

EXPLORATION AND DEVELOPMENT

Structural information gathered from the drilling program supports the idea that the area tested may be the down dropped, upper section of a major graben feature. Based on this information it is conceivable that at the time of mineralization the magnetic source underlying the valley floor may have been at or near the same structural level as the showings along the topographically higher hillsides to the west and east. Later normal movement along the older basement faults resulted in the down-dropping of the lower temperature, less mineralized upper portions of the breccia complex to the topographic position seen today.

Due to increased breccia intensity and alteration, high grade copper showings and the presence of anomalous Ba, Fe, K_2O, Na_2O and REE'S (as detected by Placer Dome), the area immediately west of the main graben structure appears to represent the most attractive exploration opportunity on the property at present.

The initial drill program conducted on the Olympic Property (1997) tested only 6 of many viable targets located within the ten square kilometres of prospective breccia that underlies the claim block. Before additional drilling is undertaken a more detailed program of mapping focusing on areas of known mineralization is recommended to gain a clearer understanding of the structural controls to potential ore forming fluids. Additional lithogeochemical surveying of surface geology and selected core samples may provide useful exploration vectors to mineralization particularly potassium, barite, fluorite and REE (Ce, La) enrichment. In addition, UTEM surveying over the areas of anomalous chargeability and to the west of the graben structure may discern between sulphide mineralization and increased abundance of specularite that conventional IP surveying could not. Subsequent to the initial follow-up program a diamond drilling campaign consisting of 10-12 holes (4000 metres) may be warranted.

Other Properties

The Issuer currently holds interests in other properties located in Canada as follows:

British Columbia

Pal Property, B.C.

Description: 4 claims totalling 80 units (2,000 hectares)
Location: Approx. 225 kilometres northwest of Fort S. James, B.C.
Commodity: Gold-Copper
Interest: 100% Commander Resources Ltd.
Royalties: 1% NSR to John Robins

Abe Property, B.C.

Description: 12 claims totalling 140 units (3,500 hectares)
Location: 235 kilometres northwest of Fort St. James, B.C.
Commodity: Gold-Copper
Interest: 100% Commander Resources Ltd.
Royalties: 1% NSR to John Robins

Tam Property, B.C.

Description: 3 claims totalling 3 units (75 hectares)
Location: Approx. 200 kilometres north northeast of Smithers, B.C.
Commodity: Copper-Gold
Interest: 100% Commander Resources Ltd.
Royalties: 2.5% NSR to Umex Inc. capped at $45,000.

Yukon Territory

Rob Property, YT

Description: 24 claim units (501.6 hectares)
Location: 100 kilometres north northeast of Dawson City, YT
Commodity: Copper-Cobalt-Gold-Silver
Interest: 50% Commander Resources Ltd.
     50% Blackstone Ventures Inc.
Royalties: 1% NSR payable to Umex Inc. on all production, plus an additional 1.5% NSR payable to Umex Inc. on all production capped at $2,500.

Rein Property, YT

Description: 16 claim units (334 hectares)
Location: 95 kilometres northeast of Dawson City, YT
Commodity: Nickel-Zinc-Barite
Interest: 25% Commander Resources Ltd.
     75% Blackstone Resources Inc.
Royalties: 1% NSR payable to Umex Inc. on all production, plus an additional 1.5% NSR payable to Umex Inc. on all production capped at $7,500.

Ontario

McVean Property, Ontario

Description: 10 claims (160 hectares)
Location: Pickle Lake, Greenstone Belt, Patricia Mining Division, Ontario
Commodity: Gold
Interest: 100% Commander Resources Ltd.
Royalties: 1% NSR payable to Umex Inc. on all production, plus an additional 1.5% NSR payable to Umex Inc. on all production capped at $75,000.

Sabin Property, Ontario

Description: 16 claims [24 claim units] & 7 mining leases [90 claim units] (1676 hectares)
Location: 8 kilometres north northwest of Savant Lake, 200 kilometres northwest of Thunder Bay, Ontario.
Commodity: Copper-Lead-Zinc-Silver-Gold
Interest: 100% Commander Resources Ltd. (25 units and 70/90 claim units)
     66-2/3% Commander Resources Ltd. (14/90 claim units)
     33-1/3% Noranda (14/90 claim units)
     58.5% Commander Resources Ltd. (6/90 claim units)
     41.5% Noranda (6/90 claim units)

| Royalties: | Sabin Noranda J.V.: 1% NSR payable to Umex Inc. on all production, plus an additional 1.5% NSR payable to Umex Inc. on all production up to a total amount payable of $225,000. |
| | Sabin 100%: 1% NSR payable to Umex Inc. on all production, plus an additional 1.5% NSR payable to Umex Inc. on all production capped at $225,000. |

Dorothy Lake Property, Ontario

Description:	9 claim units (144 hectares)
Location:	65 kilometres west of Pickle Lake, Ontario
Commodity:	Gold
Interest:	100% Commander Resources Ltd.
Royalties:	2.5% NSR payable to Umex Inc. capped at $3,000,000.

Matheson Property, Ontario

Description:	4 leased claims (64 hectares)
Location:	40 kilometres east of Timmins, Ontario
Commodity:	Gold
Interest:	47.37% Commander Resources Ltd.
	52.63% Kinross Gold Corporation
Royalties:	2.5% NSR to Umex Inc. capped at $262,500.

Quebec

Despinassy Property, Quebec

Description:	41 claims (2,609 hectares)
Location:	75 kilometres north of Val d'Or, Quebec
Commodity:	Gold
Interest:	30% Commander Resources Ltd.
	70% Cameco Gold Inc.
Royalties:	1% NSR payable to Umex Inc. on all production, plus an additional 1.5% NSR payable to Umex Inc. on all production capped at $500,000.

New Brunswick

Rio Option, N.B.

Description:	152 claims (2,432 hectares)
Location:	Bathurst, NB
Commodity:	Copper-Lead-Zinc-Silver
Interest:	100%
Royalties:	1% Net Smelter Royalty; Back-in right by BHP Billiton

Stewart Option, N.B.

Description:	9 claims (144 hectares)
Location:	Bathurst, NB
Commodity:	Copper-Lead-Zinc
Interest:	100%
Royalties:	2% Net Smelter Royalty with buydown to 1%

Labrador

Adlatok 1 Property, Labrador

Description: 100 claim units (2,500 hectares)
Location: Central Labrador
Commodity: Copper-Nickel
Interest: 59.5% Commander Resources Ltd.
                        23.5% Donner Minerals Ltd.
                        17% Pallaum Minerals Ltd.
Royalties: 3% Net Smelter Royalty with a 2% buy-out right.

Sally Property, Labrador

Description: 36 claim units (900 hectares)
Location: Central Labrador
Commodity: Copper-Nickel
Interest: 100%
Royalties: None

Sadie Property, Labrador

Description: 94 claim units (5,807 hectares)
Location: Central Labrador
Commodity: Copper-Nickel
Interest: 100%
Royalties: None

Satellite Property, Labrador

Description: 101 claim units (2,525 hectares)
Location: Central Labrador
Commodity: Copper-Nickel
Interest: 100%
Royalties: None

Newfoundland

Green Bay, Newfoundland

Description: 156 claim units (859 hectares)
Location: North Central Newfoundland
Commodity: Gold & Base Metals
Interest: 100%
Royalties: 0.5% Net Smelter Royalty on a portion of the property.

Big Hill, Newfoundland

Description: 51 claim units (816 hectares)
Location: North Central Newfoundland
Commodity: Gold
Interest: 100%
Royalties: 2% Net Smelter Royalty with buydown to 1%.

Item 6 – Dividends

It is not anticipated that the Issuer will pay any dividends on the common shares in the foreseeable future. The actual timing, payment and amount of dividends, if any, will be determined by the Board of Directors of the Issuer from time to time based upon, among other things, the cash flow, results of operations and financial condition of the Issuer, the need for funds to finance ongoing operations and such other business considerations as the Board of Directors of the Issuer considers relevant.

Item 7 – Description of Capital Structure

7.1 General Description Of Capital Structure

The Issuer's authorized capital consists of one class of equity securities, 100,000,000 Common Shares without par value. As at December 31, 2003, the Issuer had 21,623,730 Common Shares issued and outstanding. As at the date of this Annual Information Form, the Issuer has 26,768,783. Common shares issued and outstanding.

Item 8 – Market for Securities

8.1 Trading Price And Volume

The Issuer's Common Shares are listed and posted for trading on the TSX Venture Exchange under the trading symbol CMD.

Trading history for 2003 on a monthly basis is as follows:

Month	High	Low	Close	Volume
January 2003	0.25	0.20	0.20	147,075
February 2003	0.27	0.19	0.24	669,679
March 2003	0.27	0.20	0.22	269,042
April 2003	0.27	0.20	0.21	371,507
May 2003	0.25	0.195	0.195	536,208
June 2003	0.28	0.20	0.22	712,753
July 2003	0.28	0.20	0.245	812,618
August 2003	0.53	0.22	0.44	1,007,562
September 2003	0.64	0.39	0.60	1,833,007
October 2003	0.75	0.48	0.53	1,435,117
November 2003	0.60	0.40	0.51	1,056,806
December 2003	0.54	0.45	0.50	475,023

Item 9 – Escrowed Securities

The Issuer has no escrowed securities.

Item 10 - Directors and Officers

10.1   Name, Address, Occupation And Security Holding

The following table contains particulars of the directors and officers of the Issuer as of the date of this Annual Information Form.

Name, Municipality of Residence and Office Held[1]	Principal Occupation or Employment[1]	Date of Appointment	Holdings in Securities of the Issuer[1]	
Brian Abraham North Vancouver, B.C. Director	Partner of Fraser Milner Casgrain LLP	Sep 20, 2004	Common Warrants Options	0 0 200,000
William J. Coulter[2] W. Vancouver, B.C. Chairman & Director	President, Commander Resources Ltd., August 1999 to February 2004; President, Binjas Holdings Ltd., May 1982 to present.	July 1, 1991	Common Warrants Options	745,482[3] 0 356,667
Janice Davies North Vancouver, B.C. Corporate Secretary	Corporate Secretary, Commander Resources Ltd., November 1990 to present; Administrative Consultant, June 2001 to present.	Nov 1, 1990.	Common Warrants Options	34,933 10,000 91,000
Bernard H. Kahlert W. Vancouver, B.C. Vice President & Director	Vice President & Director, Commander Resources Ltd., June 1998 to present.	June 10, 1998	Common Warrants Options	299,116 0 431,000
Michael Lee Coquitlam, B.C. Chief Financial Officer	Chief Financial Officer, Commander Resources Ltd. and Diamonds North Resources Ltd., February 2004 to present; Controller, various public companies, to February 2004.	Feb 23, 2004	Common Warrants Options	7,500 0 133,000
Kenneth Leigh Vancouver, B.C. President, CEO & Director	President, Commander Resources Ltd., February 2004 to present; Senior Geologist, Business Development, Teck Cominco Limited, July 1990 to February 2004	Feb 9, 2004	Common Warrants Options	84,000 0 714,000
Albert F. Reeve[2] Gibsons, B.C. Director	Professional Engineer; President, Albert F. Reeve Limited, January 1974 to present.	Jan 24, 2003	Common Warrants Options	175,000[4] 25,000 145,000
Victor A. Tanaka[2] N. Vancouver, B.C. Director	President, Fjordland Minerals Ltd., June 1996 to present; President, Pathfinder Resources Ltd., December 1993 to present.	Jan 18, 1993	Common Warrants Options	96,762 0 230,000

[1]This information has been furnished by the respective nominees.

[2]Member of the Issuer's Audit and Compensation Committees.

[3]59,250 of these shares are registered in the name of Binjas Holdings Ltd. and 76,316 of these shares are registered in the name of Jay Willy Trading Co. Ltd., both non-reporting companies, controlled by William J. Coulter.

[4]These shares are held by Albert F. Reeve Limited, a non-reporting company, wholly owned by Albert F. Reeve.

Each director holds office until the next annual general meeting of the Issuer and his election thereafter is subject to the approval of the shareholders of the Issuer at that meeting. The officers are appointed at the discretion of the Board of Directors and typically are reconfirmed or amended as necessary at the first directors' meeting following the annual general meeting of shareholders.

The Issuer does not have an executive committee of directors. The audit committee and the compensation committee of the Issuer is comprised of William J. Coulter, Victor Tanaka and Albert F. Reeve.

As at the date of this AIF, to the knowledge of the directors and senior officers of the Issuer, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Issuer.

10.2   Cease Trade Orders, Bankruptcies, Penalties Or Sanctions

No director, officer, or shareholder holding a sufficient number of securities of the Issuer is, or within the ten years prior to the date of this AIF, has been, a director, officer or promoter of any other issuer that while that person was acting in that capacity:

i)   was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days;

ii)   was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

iii)   or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

iv)   has individually, within the 10 years prior to the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

other than as follows:

Petra Resource Corp. a British Columbia reporting issuer, was suspended from trading by the CDNX Venture Exchange (now TSX Venture Exchange) on February 21, 2002 for failure to maintain transfer agent services. Victor A. Tanaka was a director of Petra Resource Corp. from September 29, 1997 to January 31, 2002.

No director, officer or promoter of the Issuer has, within the ten years prior to the date of this AIF, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded issuer, or involving theft or fraud.

No director, officer or promoter of the Issuer has, within the ten years prior to the date of this AIF, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

10.3   Conflicts Of Interest

Certain directors and officers of the Issuer are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Issuer are required by law to act honestly and in good faith with a view to the best interests of the Issuer and to disclose any interests that they may have in any project or opportunity of the Issuer. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict position will disclose his interest and abstain from voting on such matter.

Item 11 – Promoters

During the three most recently completed financial years, the Issuer has not utilized the services of a person or company as a promoter as the term is defined by the Securities Act of British Columbia.

Item 12 – Legal Proceedings

The Issuer is aware of no current or threatened legal proceedings that would affect the Issuer.

Item 13 – Interest of Management and Others in Material Transactions

The Issuer is not aware of any material transaction in which management, insiders or significant shareholders have an interest.

Item 14 – Transfer Agents and Registrars

The Issuer's transfer agent is CIBC Mellon Trust Company located at Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia.

Item 15 – Material Contracts

The Issuer entered into material contracts with BHP Billiton Diamonds Inc. on June 18, 2003 and with Falconbridge Limited on August 21, 2003, relating to the Baffin Island, Nunavut Project, more particularly detailed under Section 5.3 herein.

Item 16 – Interests of Experts

16.1   Names Of Expert

All the directors and officers of the Issuer as detailed in Section 10.1 herein have been involved in preparing or certifying statements and reports under National Instrument 51-102 during the 2003 financial year. G. Ross McDonald, the Issuer's auditor, has also been involved in preparing or certifying statements and reports under National Instrument 51-102 during the 2003 financial year.

16.2   Interests Of Experts

Please refer to Section 10.1 herein for details of interests by directors and officers of the Issuer. G. Ross McDonald holds no interest, directly or indirectly in the securities of the Issuer.

Item 17 – Additional Information

Additional information relating to the Issuer may be found on SEDAR at www.sedar.com, including directors' and officers' remuneration and indebtedness and principal holders of the Issuer's securities is contained in the Issuer's information circular for the annual meeting of shareholders and election of directors held on April 14, 2004. Financial information is provided in the Issuer's financial statements and management discussion and analysis for the year ended December 31, 2003 also filed on SEDAR.

Dated at Vancouver, British Columbia this 29th day of October, 2004.

COMMANDER RESOURCES LTD.

Per: *"Kenneth Leigh"*
      Kenneth Leigh, President & Director

Per: *"Victor A. Tanaka"*
      Victor A. Tanaka, Director

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Commander Resources Ltd.</u>
(Registrant)

Date: November 23, 2004

/s/ Kenneth E. Leigh
By:_____
     Kenneth E. Leigh, President